CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive             Ph: (301) 263-0200
Bethesda, Maryland  20817      Fax (301) 576-5193

September 21, 2010

Sebastian Gomez Abero, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E. (Mail Stop 4720)
Washington, D.C. 20549

Re:          Phyhealth Corporation
Amendment No. 4 to
Registration Statement on Form S-1 Filed July 13, 2010
File No. 333-163076

Dear Mr. Abero:

This firm has acted as securities counsel for Phyhealth Corporation (the “Registrant”), a Delaware corporation, generally since June 2007 and specifically in connection with the registration under the Securities Act of 1933, as amended, of the Series A Convertible Preferred, Series B Convertible Preferred and the underlying shares of common stock of par value $0.0001 per share, being spun-off pursuant to the Registration Statement to shareholders of Physicians Healthcare Management Group, Inc., the parent of Registrant.  Such Shares are as described in the Registration Statement filed November 13, 2009 on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933 and as amended December 13, 2009 via Pre-Effective Amendment No. 1; Pre-Effective Amendment No. 2 filed May 17, 2010; Pre-Effective Amendment No. 3 filed July 13, 2010; and Pre-Effective Amendment No. 4 (the “Registration Statement”) proposed to be distributed by the Registrant pursuant to the referenced Registration Statement, as outlined in the paragraph following.

In response to the Staff’s current August 13, 2010 comment letter (the “current comment letter”), we hereby file this response to the Staff’s comments.  The Staff has permitted the Company to file on EDGAR this Response Letter on a pre-filing review basis.  Please note that this Response Letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 4 proposed to be filed on EDGAR following your pre-filing review.

This Pre-Effective Amendment No. 4 will reflect cumulative changes since P.E. No. 3 was filed July 13, 2010.  This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 3 following your recent pre-filing review.

For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter In italics.  The responses to those Comments immediately follow the reproduced Staff comments then follow.  We have attached the pages affected by such comments and will be subject of P.E. No. 4 to be filed, assuming the Staff has no further comments..

Sebastian Gomez Abero, Staff Attorney U.S. Securities and Exchange Commission Page 2	September 21, 2010

Responses to SEC comment letter dated September 14, 2010:
Physicians Healthcare Management Group, Inc.
Three Months Ended March 31, 2010 and 2009
Note 2. Investment in Securities
Restricted Marketable Securities, page F-57

1.
We note your response to prior comment 10 and the change in the accounting for your investment in ZST. Please revise your financial statements for the period ended March 31, 2010 to label the applicable 2010 amounts as restated and include a restatement footnote in accordance with ASC 250.

Response to Comment 1:   In accordance with your phone conversations on August 20, 2010 between Dana Hartz and Scott Moore, in lieu of restating the March 31, 2010 financial statements, we have updated our financial statements through June 30, 2010.

2.
We note your response to prior comment 11. ASC 320-10-30-1 states that the fair value of restricted stock shall be measured initially based on the quoted price of an otherwise identical unrestricted security of the same issuer, adjusted for the effect of the restriction. The subsequent measurement of restricted securities is the same. See ASC 325-10-35-2. As of March 31, 2010, the quoted price for a share of AssessKey was $0.0035, which would be a value of $315,000 for 90 million shares prior to an adjustment for the restriction. Please tell us why you continue to believe the investment should be recorded at cost of $640,000. Please cite any relevant accounting literature. In addition, in your Insert 10 Appendix, Note 3: Fair Value Measurements, you list the marketable securities underlying the convertible note receivable at $640,000. It appears that this amount was not obtained using quoted prices in active markets and should not be included in Level 1. Please revise your disclosure accordingly.

Response to Comment 2:  In review of the AccessKey transaction, our accountants discovered an error in the accounting treatment of the series of transactions with AccessKey as well as one other investment, ZST Digital.  After considering all the factors involved, we have determined that a restatement of the December 31, 2009 financial statements is appropriate as more fully described in Note 16 to the December 31, 2009 consolidated financial statements.  We felt the restatement was material due to qualitative factors (how the assets are presented and disclose) as well as quantitative factors (net loss decrease by approximately 15%).

Sebastian Gomez Abero, Staff Attorney U.S. Securities and Exchange Commission Page 3	September 21, 2010

Previously, we recorded the AccessKey convertible note receivable without giving consideration to the warrants received with the note in January 2009 and did not record the receipt in July 2009 of subsequent shares of common stock or warrants to purchase common stock as separate transactions.  However, upon review of the ASC 505-50 Equity Based Payments to Non-employees, it appears appropriate to record each of these warrants and shares based on their estimated fair value on the date of the transaction.  Consequently, the Company is now treating each of those transactions as follows:

Initial investment -  For the initial payment of $640,000, PHYH received a note receivable with a face value of $640,000 that included a conversion feature that allowed up to $300,000 of the note to be converted to shares at a conversion rate of 50% of the lesser of $0.0125 per share or the common stock’s bid prices as measured in the agreement.  PHYH also received a warrant to purchase 20 million shares of AccessKey common stock at $0.005 per share.  Management computed the estimated fair value of the warrants received as described in the Note 4 to the financial statements and allocated the $640,000 purchase price to the relative fair value of the note receivable and the warrants.  This allocation reduced the cost of the note receivable so that a discount was provided on the purchase price of the convertible note receivable that was to be amortized to interest income over the one year term of the note.

July 31, 2009 Note Modification - The estimated fair value of the 15 million shares of common stock and the 5 million additional warrants was determined as described in Note 4 of the financial statements.  The shares were subsequently accounted for as marketable equity securities, with the unrealized gains and losses recorded in the subsequent reporting periods in the consolidated statement of other comprehensive income (loss).  The warrants were accounted for at cost since they are non-marketable equity securities, but an impairment was realized at December 31, 2009 for the warrants received from the both the initial transaction and at the July 31, 2009 note modification because management deemed the drop in the market value to be other than temporary.  The impairment for all 25 million warrants totaled $70,111 in 2009.  In addition, a $40,000 bad debt allowance was established on the default date in April 2009 based on the minimum amortization that PHYH could recover by converting the note receivable.

January 28, 2010 default – PHYH received the right to 50 million additional warrants, for a total of 75 million, upon the default by AccessKey on January 28, 2010.  Management recorded the additional warrants based on their estimated fair value as described in Note 4 to the financial statements.  These warrants are accounted for as non-marketable securities since there is no market to sell these warrants and, therefore, accounted for at cost in the June 30, 2010 consolidated financial statements.

Sebastian Gomez Abero, Staff Attorney U.S. Securities and Exchange Commission Page 4	September 21, 2010

ZST Digital – The investment in the ZST Digital common stock received in November 2009 from the conversion of the ZST Digital preferred stock was initially accounted for as a non-marketable security due to the restrictions placed on the shares though April 20, 2010 by a lock-up agreement.  However, under ASC 820-10-15, securities that have a restriction of less than one year are to be accounted for as marketable securities, with an appropriate discount taken on the market priced because of that restriction.  Therefore, the Company has restated the financial statements to account for ZST Digital as a marketable security, discounted for the restriction as described in Note 4.

___________

Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before September 30, 2010.  To that end, we are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.  Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the staff.

Sincerely,

/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.

cc:  Robert Trinka
       Scott Moore

S-1 PE 4 EXCERPTS

Secondary Market
While there is a public market for shares of PHYH (trading on OTC Pink Sheets), there is currently no public market for Phyhealth common stock.  Phyhealth intends to apply to list its common stock on the OTCBB or other secondary market for which it qualifies under a symbol yet to be determined.  Phyhealth expects that trading on the OTCBB in Phyhealth common stock will begin on the effective date of the spin-off. Following the spin-off, PHYH will have no business, assets or liabilities, other than its equity interest in the newly spun-off Phyhealth.

Relationship Between Phyhealth and PHYH Following the Spin-Off

Phyhealth and PHYH have entered into a respective Separation Agreement and a Tax Matters Agreement in connection with the spin-off.  These agreements provide for completion of the spin-off, and will govern the relationship between Phyhealth and PHYH after the spin-off and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods before the spin-off. These agreements also include arrangements with respect to interim services and a number of ongoing commercial relationships. For a more detailed description of these agreements, see the section entitled “Relationship Between Phyhealth and PHYH Following the Spin-Off.”

Dividend Policy	Following this share distribution, neither PHYH nor Phyhealth anticipate paying any dividends on their respective common stock in the foreseeable future.
Appraisal Rights	Holders of PHYH common or preferred shares have no dissenters’ rights of appraisal in connection with this spin-off of Phyhealth common shares.
Transfer Agent and Registrar	Island Stock Transfer, 100 Second Avenue South, Suite 104N, St. Petersburg, Florida 33701 is our stock transfer company, 727-289-0010; Fax: 727-289-0069; E-mail Address: info@islandstocktransfer.com.
Risk Factors

See the section entitled “Risk Factors” beginning on page 11  for a discussion of some of the factors you should carefully consider in connection with this spin-off, including detailed risks related respectively to the spin-off  proper, Phyhealth’s common stock and its business.

SUMMARY FINANCIAL DATA

The Summary Financial Information, all of which  has been derived from audited and unaudited financial statements included elsewhere in this Prospectus,  reflects the operations of PHYH (the predecessor) for its limited operating history as of and for the period from inception to June 30, 2010.  This information should be read in conjunction with the unaudited financial statements as of and for each of the six months ended June 30, 2010and 2009, and for the period for February 14, 2005 (inception) to June 30, 2010, contained in Appendix F and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

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Appendix F and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

June 30, 2010
Current Assets	$983,326
Non-current Assets	$1,455,893
Current liabilities	$56,519
Long Term Liabilities	$0

February 14, 2005 (inception) to June 30, 2010
Revenues	$0
Gross Profit	$0
Operating loss	$3,107,001
Interest expense	$1,765,669
Impairment loss on investment	$320,111
Interest income	$109,830
Loan extension fees	$171,000
Net loss since inception	$4,911,951
Net loss attributable to PHYH	$4,894,973
Other comprehensive income- unrealized holding loss on investment	$70,238

RISK FACTORS

You should carefully consider each of the following risks and uncertainties associated with the spin-off, ownership of PHYH common and preferred stock and that of Phyhealth and its business generally, as well as all of the other information set forth in this Prospectus.

Generally

The occurrence of any of the risks or uncertainties described below could significantly and adversely affect our business, prospects, financial condition and operating results.  In any event, the trading price of PHYH’s common stock (and Phyhealth, once the market expected to develop, occurs) could decline, and the investor could lose part or all of his investment.

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PHYH Overview

Physicians Healthcare Management Group, Inc. (“PHYH”) is a Nevada corporation located at 700 South Royal Poinciana Boulevard -- Suite 506, Miami, Florida 33166 (Telephone: 305-779-1760).  PHYH’s business model consists of forming community health plans in partnership with local physicians, who will offer government and commercial health insurance products tailored to the needs of the local markets the plans serve. The design of PHYH’s business model integrates the major financial and reimbursement aspects of delivering healthcare, including providing its physician partners with professional liability (medical malpractice) insurance coverage through its subsidiary, Phyhealth Underwriters, Inc. (“Underwriters”) and its affiliate, Physhield Insurance Exchange, a Risk Retention Group (“Physhield”). PHYH’s overall success relies largely on the profitable management of insured risks. PHYH is a development stage company. It has not produced revenue from operations since its inception and has an accumulated deficit of $5,453,233 as of June 30, 2010. The accumulated deficit included the following transactions:
•	$1,765,669 of interest expense mostly paid through issuance of stock certificates
•
$558,260 adjustment when the Company repurchased its common stock through notes payable which were subsequently paid off through the issuance of series B preferred stock as described in the stockholders’ equity footnote in the Physicians Healthcare Management Group, Inc. December 31, 2009 financial statements

•	$353,572 of stock and stock option compensation expenses

Consequently, $2,677,501, or 49 percent, of the accumulated deficit is due to non-cash accounting adjustments that did not and will not require the outlay of cash by either PHYH or Phyhealth.

Phyhealth Corporation

The registrant, Phyhealth Corporation (“Phyhealth”), is a Delaware corporation located at 700 South Royal Poinciana Boulevard -- Suite 506, Miami, Florida 33166 (Telephone: 305-779-1760), is a subsidiary of PHYH, and will be spun-off as a separate entity concurrent with the date of  this Prospectus.  The business activities of PHYH will be transferred to and assumed by Phyhealth, which will develop community health plans built on the foundation of a Health Maintenance Organization (HMO) Certificate of Authority (“license”).  Phyhealth will also market Physhield medical malpractice insurance coverage, both within its planned community health plan physician networks and independently, to qualified physicians and physician groups.

PHYH plans to, following the spin-off, develop and/or acquire other healthcare and related businesses that are not subject to the state and federal insurance regulations that apply to Phyhealth’s community health plans and to Physhield.  As of the date of this Prospectus, no specific businesses have been identified.

Phyhealth, prior to the spin-off, has been a dormant shell company with no operations.  Post spin-off and after assuming the business activities of PHYH, Phyhealth will be a development stage company.

Physhield Insurance Exchange, a Risk Retention Group and Phyhealth Underwriters, Inc.

In March 2009 PHYH purchased 42.5 percent of the common stock of Phyhealth Underwriters, Inc., from its joint venture partner, Atlas Insurance Management (“Atlas”), bringing its total ownership to 92.5 percent.  Phyhealth Underwriters serves as the Attorney-in-Fact for Physhield, PHYH’s exclusive licensed medical malpractice insurance affiliate.  PHYH now operates Phyhealth Underwriters as a subsidiary and is positioned to invest additional resources in the development of its medical malpractice insurance business.

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PHYH entered into Employment Agreements with Messrs. Trinka and Rodriguez effective July 1, 2007, when they became full-time employees.  The Agreements provide base salaries totaling $270,000 with future salary increases contingent on meeting an annual revenue target of $4,000,000 or when the company has raised a total of $8,000,000 in equity, excluding capital raised exclusively to fund the required regulatory capital surplus of a Phyhealth Plan HMO and capital raised prior to the signing of the Employment Agreement on January 10, 2008.  Neither of the salary increase targets has been reached and consequently, no salary increases have been granted up to the date of this prospectus.  The Company does not anticipate that either of the salary increase targets will be met in the calendar year 2010.

The Agreements provide for annual incentive bonuses calculated as a function of annual Gross Revenue, the Growth in annual Gross Revenue and annual Net Income.  The bonus is payable in either cash or restricted common stock of the Company at the Company’s option, but the bonus must include a cash payment at least equivalent to the employee’s tax liability resulting from payment of the bonus.  The bonus formula requires annual gross revenues greater than or equal to zero and/or annual net income greater than or equal to zero and, since the Company has not produced any revenues nor has it earned any net income in any calendar year prior to the date of this Prospectus, no bonuses have been paid.  Should PHYH produce annual gross revenues and/or annual net income in the calendar year 2010, the annual bonuses would be earned as of December 31, 2010 and paid in 2011 based on PHYH’s audited financial results.

Post spin-off, Phyhealth will assume the Employment Agreements. PHYH will not enter into separate Employment Agreements with Messrs. Trinka and Rodriguez.  These two employees will not continue as employees of PHYH and will not receive compensation from PHYH.  They will, however, continue in their current positions with PHYH until new management is installed.

The Employment Agreements have a term of five (5) years with an automatic renewal for (5) years subject to certain conditions and approvals.  The Agreements provide for termination with or without cause, including separation benefits and non-compete restrictions.

Upon execution of the agreements, Messrs. Trinka and Rodriguez were each awarded 10 year stock options for 20,000,000 common shares priced at $0.003.  Phyhealth does not have a stock option plan in place.

SELECTED FINANCIAL DATA

The following table sets forth certain financial data for PHYH. The selected financial data should be read in conjunction with PHYH’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of PHYH and notes thereto.  The selected financial data for the six months ended June 30, 2010 and for the years ended December 31, 2009 through 2006 and for the period February 14, 2005 (inception) to December 31, 2005, have been derived from PHYH’s audited and unaudited consolidated financial statements.  (See Appendix F).

	For the six Months ended 6/30/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	2/14/2005 (Inception) to 12/31/05
Income Statement Data:
Revenue	$-	$-	$-	$-	$ --$ -	-
Operating Expenses	$(425,840)	$(398,649)	$(1,093,845)	$(599,168)	$(380,481)	$(209,018)
Loss From Operations	$(425,840)	$(398,649)	$(1,093,845)	$(599,168)	$(380,481)	$(209,018)
Interest and Other income and expense, net	$52,298	$(108,976)	$(1,748,022)	$-	$(250)	$-
Net Loss attributable to PHYH	$(362,590)	$(501,599)	$(2,841,867)	$(599,168)	$(380,731)	$(209,018)
Net Loss per Share	$_________-	$_________-	$(0.02)	$-	$_________-	$(0.03)
Common and Common Equivalent Shares Outstanding	155,925,507	155,925,819	155,998,864	241,144,801	175,968,860	6,835,488
Pro Forma Net Loss per Share (See Note 1)	$(0.06)	$(0.08)	-	-	-	-
Pro Forma Common and Common Equivalent Shares Outstanding – (See Note 1)	6,591,223	6,591,223	-	-	-	-
Balance Sheet Data:
Working Capital	$926,807	$1,518,457	$2,776,150	$15,802	$16,837	$15,719
Total Assets	$2,439,219	$2,873,205	$3,406,321	$57,713	$57,713	$32,995
Accumulated Deficit	$(5,453,233)	$(5,090,643)	$(4,589,044)	$(1,747,177)	$(589,749)	$(209,018)
Stockholders’ Equity (Deficit)	$(5,068,243)	$(4,626,415)	$(4,172,347)	$(1,429,203)	$36,524	$31,311

Note 1:  Common and common equivalent shares outstanding reflect the pro forma application of the spin-off described in this Prospectus.  The weighted average share of common stock reflects: (1) the issuance of 1 share of common stock of Phyhealth for every 50 common shares of PHYH; (2) 3,471,713 shares of Phyhealth common stock to be issued to PHYH; and (3) 1,000 Phyhealth common shares already held by PHYH.

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PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of financial position at Appendix F, gives effect to the spin-off of Phyhealth from PHYH.  The unaudited pro forma consolidated statement of financial position is based on the historical consolidated statement of financial position of PHYH appearing in the exhibits of this Prospectus and assumes the spin-off occurred on June 30, 2010. The pro forma consolidated statements of operations reflect the results of PHYH and subsidiaries (including Phyhealth) for the three months ended June 30, 2010 and for the fiscal year ended December 31, 2009, and are presented as if the transaction was consummated as of January 1, 2009. The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of PHYH and subsidiaries included in the exhibits to this Prospectus.

Audited financial statements as of December 31, 2009 and 2008 (see Appendix F) are provided in this Prospectus.  In addition, summary financial data is provided in “Selected Financial Data” above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Current Operational Overview

PHYH was formed on February 14, 2005 and has been in the development stage and its efforts through June 30, 2010 have been principally devoted to organizational activities, raising capital, evaluating operational opportunities and fulfilling regulatory requirements.  Since its formation, PHYH has not realized any revenues from its planned operations. Currently, PHYH has made selected strategic investments with the initial capital both as a means to raise the remaining funds necessary to execute its community health plan business model, activate its medical malpractice business segment and to increase shareholder value.

In accordance with its business plan, on February 27, 2009, PHYH purchased an additional 42.5% of the common stock of Phyhealth Underwriters, Inc. (“Underwriters”), from its joint venture partner, Atlas Insurance Management, bringing its total ownership to 92.5%.  Underwriters is the Attorney-in-fact for Physhield Insurance Exchange, a Risk Retention Group (Physhield), PHYH’s exclusive licensed medical malpractice insurance affiliate.  Phyhealth plans to operate Underwriters as a subsidiary and is now positioned to invest additional resources in the development of its medical malpractice insurance business.

As PHYH, to date, has only been involved in organizational related activities described above, PHYH financial situation to date is not reflective of what management expects PHYH’s financial situation to be after the successful completion of its investment strategy described above.  As PHYH and Phyhealth have not begun to earn revenues, if the investment strategies are not successful, there could be an adverse material effect on the companies.

Results of Operations:

Six months ended June 30, 2010  compared to the six months ended June 30, 2009:

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Because PHYH is a development stage enterprise, it has not incurred the normal operating expenses it would expect to incur once it commences operations.  Except as described below, the development stage expenses it did incur didn’t fluctuate significantly during the six months ended June 30, 2010 compared to the same period in 2009.  Management expects development stage expenses to stay fairly consistent during 2010.

Bad debt expense increased from an expense recovery of $216,903 for the six months ended June 30, 2009 to bad debt expense of $111,433 for the six months ended June 30, 2010.  In the six months ended June 30, 2009, PHYH purchased additional shares of Underwriters to bring its ownership to 92.5% of Underwriters’ total outstanding shares.  The accounting for this transaction caused the previously recorded bad debt allowance to be reversed, resulting in the expense recovery reflected in the consolidated statements of operation and comprehensive income (loss).

In the six months ended June 30, 2010, PHYH recognized loan extension fees of $45,000 from the receipt of common stock warrants received from one of its investments in a convertible note receivable.

Year ended December 31, 2009 compared to Year ended December 31, 2008:

Officers’ compensation decreased from $325,345 to $261,487 from 2008 to 2009, respectively.  The decrease was mainly due to the $99,383 expense recognized in 2008 for stock options issued to the officers compared to $617 for 2009.  No further stock option expense is expected in 2010.

Consulting and professional fees decreased from $436,949 to $272,049 from 2008 to 2009, respectively.  The decrease was mostly due to approximately $229,337 of consulting fees paid  in 2008 to develop a HMO that was not repeated in 2009 since the HMO application was withdrawn.  This decrease in was partially offset by a $52,666 increase in audit and accounting fees mainly incurred in order to produce the Form S-1 registration statement, a subsequent pre-effective amendment and  the related audit reports required to file these documents.

HMO reinsurance, network and administration decreased from $169,257to a refund of previously paid expense of $29,987 from 2008 to 2009.  The refund was a result of an HMO application fee and insurance premiums that were paid and expensed in 2008 and later refunded in 2009 because of the withdrawal of Phyhealth Plan Corporation’s PHYH’s application to operate as an HMO.

Bad debt expense decreased from $15,683 to an expense recovery of $200,195, which consists of a $40,000 bad debt expense on our convertible note receivable due from AccessKey and $240,195 bad debt recovery of bad debt expense previously recorded on accounts receivable from Phyhealth Underwriters, Inc. (Underwriters).   Since PHYH purchased additional shares of Underwriters to bring its ownership to 92.5% of total outstanding shares, the accounts receivable is eliminated in consolidation of the financial statements and the previously recorded bad debt expenses were reversed since the allowance for bad debts is no longer necessary.

General and administrative expenses decreased from $146,611 in 2008 to $95,295 in 2009.  The decrease is mostly due a decrease in costs in investor relations, travel and marketing expenses.

Interest expense of $1,765,669 was recognized in 2008 as a result of interest on debt agreements that were tied to PHYH’s stock price.  The debt and the associated interest expense were paid by issuing the investor series B preferred stock.

In 2009, PHYH recognized an impairment loss of $320,111 on its investments due to a decrease in the investments’ market value that management deemed was more than a temporary decrease.

Also in 2009, PHYH recognized loan extension fees of $126,000 from the receipt of common stock and common stock warrants received from one of its investments in a convertible note receivable.  PHYH also recorded interest income of $71,111 due to the amortization of the premium on that convertible note receivable.

Inflation and seasonality:

PHYH does not believe that inflation or seasonality will significantly affect its results of operation.

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Liquidity and Capital Resources

PHYH’s cash and liquidity resources have been provided by investors over the history of PHYH through a combination of investor contributions of $512,319 and the sale of $4,598,112 of convertible debentures.  The debentures and the associated accrued interest were subsequently exchanged for $7,467,883 of series B convertible preferred stock.  The funds received by PHYH were used to further PHYH’s business plan and to submit an application with the state of Florida to operate an HMO.  While Phyhealth Plan Corporation had the minimum funds required by state law to apply for an HMO certificate, the state determined that more than the minimum reserve required by law was needed for the application to be approved.  Consequently, in 2009 Phyhealth Plan Corporation withdrew its application and PHYH is investing the funds in strategic opportunities in order to grow their assets sufficient to resubmit an HMO application to the State of Florida.  It is too early to tell the final results of this investment strategy, but management believes that the overall return will meet the original strategy of producing better than average returns.  However, much of the potential gains are tied up in investments and have not been sold; therefore, a change in the market conditions could have a detrimental impact on the outcome.  Consequently, management cannot insure that their investment strategy will be successful or that all the investment capital will be returned.

Management believes that its short and long-term needs for working capital, capital expenditures, new facilities and acquisitions will be satisfied by the proceeds of its investment strategy and the funds generated from future operations. Post spin-off Phyhealth expects the temporary equity shown on the PHYH balance sheet to be converted to equity and not require cash outflows to satisfy these series B preferred shares, however, there is no guarantee that cash outflow will not be required.  Post spin-off Phyhealth’s current liabilities will continue to be covered by the existing assets.

Debt and Contractual Obligations

On January 10, 2008, PHYH executed two employment agreements, one with its President/Chief Executive Officer/Chairman of the Board (CEO), the other with its Vice President, Chief Operating Officer and Corporate Director (COO).  Both agreements are effective upon signing and expire on December 31, 2012.  The base salary of the two agreements total $270,000, with combined escalation clauses up to $900,000 if certain revenue, equity and profit milestones are met.

PHYH leases office space on a year- to-year lease with the lease payments of $3,492 per month ending in March of 2011.

Other commitments relating to the third party administrator and reinsurance agreement comments were contingent upon the certificate of authorization to run an HMO.  Since the application for HMO certification has been withdrawn, the commitments have been suspended until the application has been resubmitted and/or approved.

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Critical Accounting Policies

Our discussion and analysis of our financial condition and the results of our operations are based upon our consolidated financial statements and the data used to prepare them. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. On an ongoing basis we re-evaluate our judgments and estimates including those related to bad debts, investments, long-lived intangible assets, and income taxes. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates under different assumptions or conditions. Our estimates are guided by observing the following critical accounting policies.

Allowance for loans:

PHYH has incurred certain costs to establish Physhield Insurance Exchange, a Risk Retention Group (Physhield), a Nevada captive insurer.  Once established, PHYH’s subsidiary Under-writers will generate fees by operating as the Attorney-in-Fact for Physhield.  The costs incurred through June 30, 2010 to establish Physhield totaledn $705,528 and are recorded as a receivable by PHYH from Physhield, but must first be approved by the Physhield’s future Subscribers Advisory Committee before it could be paid.  Since there is no guarantee that the Subscribers Advisory Committee will approve payment of these costs, PHYH has recorded a 100% allowance on this receivable.  If the Subscribers Advisory Committee approves repayment of these costs it will create expense recovery to PHYH when the allowance is reversed.

PHYH has loaned $250,000 to a company that has failed to meet the payment obligations under the loan.  The loan provides that upon default PHYH is entitled to 20% of the company for $100.  A 100% reserve was established on this loan because of the uncertainty of collecting the funds previously invested. However, PHYH could gain much more than the original investment by having a 20% ownership interest in the company along with the intellectual property it possesses.

Investments

PHYH accounts for the purchase of non-marketable equity and debt securities on a cost basis of accounting.  Equity securities are classified as non-marketable when at the time of the purchase the equity security does not have readily determinable fair values because the security is not publicly traded and PHYH does not have the ability to easily or readily convert the investment to cash in the open market.  Consequently, significant gains or losses may be recognized when equity securities are finally sold.  In some cases the size of the potential gain or loss is not easily estimatable since there is no readily determinable fair value available.  In other cases it may be subject to significant fluctuations in the market before the restrictions on the sale are removed.

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PHYH accounts for the purchase of marketable equity securities in accordance with ASC 320, “Investment – Debt and Equity Securities” with any unrealized gains and losses included in earnings.  However, those securities may not have the trading volume to support the stock price if the Company were to sell all their shares in the open market at once, so the Company may have a loss on the sale of marketable securities even though they record marketable equity securities at the current market value.  All marketable equity securities totaled $667,407 at June 30, 2010.

Long-lived intangible assets and goodwill

PHYH evaluates its long-lived assets for impairment whenever events or change in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the asset.

Currently, Phyhealth believes that the income stream from Phyhealth Underwriters will more than justify the goodwill recorded in the acquisition of the additional 42.5% interest in the Phyhealth Underwriter’s common stock.  If, however, Phyhealth is unable to execute its business strategy of being the Attorney-in-fact for Physhield, and impairment of a portion, if not all, of the goodwill will need to be recorded in Phyhealth’s financial statements.  No impairment was considered necessary as of June 30, 2010 .

Income taxes

PHYH accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Currently 100% of the deferred tax asset is reserved.  If in fact Phyhealth does become profitable post spin-off, income will be charged to the statement of operations resulting from a reversal of that allowance.  That allowance totals approximately $1.7 million as of December 31, 2009 and June 30, 2010.

There are no recently issued accounting standards known to have a material impact on PHYH’s Financial Statements as of June 30, 2010.

APPLICATION OF PROCEEDS

Since no money is being raised in this spin-off, no Application of Proceeds is here presented.

Phyhealth intends to raise additional funds, up to $10,000,000, through a subsequent initial public offering.  Any such IPO will occur only after an appropriate Registration Statement is filed, reviewed and declared effective under the Securities Act of 1933.

57

PHYH, Phyhealth’s parent company was formed on February 14, 2005 and has been in the development stage and its efforts to this date have been principally devoted to organizational activities, raising capital, evaluating operational opportunities and fulfilling regulatory requirements.  Since its formation, PHYH has not realized any revenues from its planned operations. Currently, PHYH has made selected strategic investments with the initial capital both as a means to raise the remaining funds necessary to execute its community health plan business model, activate its medical malpractice business and to increase shareholder value.  As PHYH to date, has only been involved in organizational related activities described above, PHYH’s financial situation to date reflected in the attached financial statements is not reflective of what management expects PHYH’s financial situation to be after the successful completion of the spin-off.

MARKET PRICE OF COMMON STOCK AND RELATED MATTERS

Market Information

While there has been a relatively illiquid trading market for the shares of PHYH, there has been no public trading market for the shares of Phyhealth prior to the spin-off.  Phyhealth intends to apply to list its common stock on the OTCBB such that a secondary market will commence on the spin-off date.

Holders

As of July 31, 2010, there were approximately 455 shareholders of record of  PHYH common stock and 38 holders of record of its preferred stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the spin-off, all of the outstanding shares of Phyhealth common and preferred stock were held beneficially and of record by PHYH.  The following table sets forth, as of July 31, 2010, information concerning expected beneficial ownership of our common stock after giving effect to the spin-off   by:

▪	Each person or entity known to us who will beneficially own more than five percent of the outstanding shares of Phyhealth’s common stock;
▪	Each person who we currently know will be one of Phyhealth’s directors or named executive officers at the time of the spin-off; and
▪	As a group, all persons who Phyhealth currently know will be Phyhealth directors and executive officers at the time of the spin-off.

58

The following information:

▪
Gives effect to the spin-off as if it had occurred on July 31, 2010, on which date 6,591,223 shares of Phyhealth common stock, 3,240,000 shares of Phyhealth Series A Preferred Shares and 622,324 shares of Phyhealth Series B Convertible Shares were outstanding;

▪	Reflects a 1 for 50 (2%) ratio of one share of Phyhealth common stock for every 50 shares of PHYH common; and
▪	A pro rata distribution of same held by persons listed in the table below.

The actual number of shares of common stock outstanding as of the spin-off date may differ to the extent that new PHYH common or preferred shares are issued or repurchased between June 30, 2010 and the spin-off date and if (while unlikely) the assumed conversion ratio differs from the actual ratio.

Based on information furnished to us by or on behalf of such person or entity, except as otherwise indicated in the footnotes below, Phyhealth believes that each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally attributes beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such shares. Shares of our common stock (subject to options that are currently exercisable for shares of our common stock or other securities evidencing the right to receive shares of our common stock that are vested, or that will be exercisable for shares of our common stock or that will vest within 60 days after July 31, 2010), are deemed to be outstanding and beneficially owned by the person holding such options or other securities (in Phyhealth’s case, its Series A Convertible Preferred or Series B Convertible Preferred) for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person listed in the following table is 700 South Poinciana Boulevard – Suite 506, Miami, Florida 33166.

59

Name and Address *	Amount and Nature of	Percent of
Of Beneficial Owner	Beneficial Ownership	Class

Controlled by Robert Trinka
Robert L. Trinka (1)	1,144,899	3.2%
RDK Investments, LLC (4)	543,973	1.5%
Sea Change Ventures, LLC (4)	271,987	0.8%
Trinka Family Partnership, LLC (4)	271,987	0.8%
Total controlled by Robert Trinka	2,232,846	6.3%

Fidel R. Rodriquez (2)	807,980	2.3%

Controlled by Richard Goulding
Richard E. Goulding, MD (3)	1,631,921	4.6%
Richard Goulding Trust (4)	542,973	1.5%
Total controlled by Richard Goulding (4)	2,175,894	6.1%

Controlled by Nutmeg Group, LLC (5)
The Nutmeg Group, L.L.C.	173,761	0.5%
Nutmeg MiniFund II, LLLP	917,280	2.6%
Nutmeg Lightning Fund, LLLP	383,050	1.1%
Nutmeg October 2005, LLLP	513,286	1.4%
Nutmeg/Michael Fund, LLLP	896,334	2.5%
Nutmeg/Fortuna Fund LLLP	531,284	1.5%
Nutmeg/Patriot Fund, LLLP	1,177,028	3.3%
Nutmeg/Mercury Fund, LLLP	3,268,709	9.2%
Total controlled by Nutmeg Group, LLC	7,905,215	22.1%

Micro Pipe Fund1, LLC	1,757,416	5.0%

Controlled by Wealth Strategy Partners (5)
Stealth	14,133,332	39.8%
Black Diamond, now Adamas Fund, LLP	1,134,334	3.2%
Total controlled by Wealth Strategy Partners	15,267,666	43.0%

All directors and officers as a group (3 persons)	5,216,720	14.7%

(1)
Includes 255,053 shares of common stock, 489,846 shares of Series A preferred stock that is convertible into the same number of common shares and stock options to purchase 400,000 shares of common stock that has an exercise price of $0.003 with a term of ten years, expiring on January 9, 2018.

(2)
Includes 132,442 shares of common stock, 275,538 shares of Series A preferred stock that is convertible into the same number of common shares, and stock options to purchase 400,000 shares of common stock that has an exercise price of $0.003 with a term of ten years, expiring on January 9, 2018.

(3)	Includes 706,358 shares of common stock and 1,469.536 shares of Series A preferred stock that is convertible into the same number of common shares.
(4)
For RDK Investments, the number of shares includes 176,589 shares of common stock and 367,384 shares of Series A preferred stock; for Sea Change Ventures and Trinka Family Partnership, the number of shares for each includes 88,295 shares of common stock and 183,692 shares of Series A preferred stock.  Series A pre-ferred stock is convertible on a one-to-one basis into common shares.

(5)	Consists solely of shares underlying the Series B preferred stock that is convertible into 40 shares of common stock for every one share of the Series B preferred stock.
*
Shares owned by corporations or other than non-natural persons are voted and owned by their respective principals, not shared with any other person or entity.  The Nutmeg Group, LLC is controlled by Leslie Weiss, as Receiver, Barnes & Thornburg LLP, 1 North Wacker Drive, Suite 4400, Chicago, IL 60606, (312) 214 – 4864; Micro Pipe Fund1, LLC is controlled by David Mickelson 5927 Balfour Court, Suite 212, Carlsbad, California 92008, (760) 444-5014; Wealth Strategy Partners is controlled by Mr. Harvey Altholtz, 1800 Second St., Suite 758 Sarasota, FL  34236, (941) 366-7473

PHYH’s RELATIONSHIP WITH PHYHEALTH FOLLOWING THE SPIN-OFF

The specific terms and conditions of the spin-off are governed by a Separation Agreement between Phyhealth and PHYH.  In addition, Phyhealth and PHYH have entered into a Tax Matters Agreement in connection with the spin-off.

The material terms of the respective Agreement are described below. Copies of such Agreements have been filed as Exhibits to the Registration Statement of which this Prospectus forms a part, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of these documents which are incorporated by reference into this Prospectus.

60

Physicians Healthcare Management Group, Inc.
(a development stage company)

Consolidated Financial Statements

Six Months Ended June 30, 2010 and 2009
and the Period From February 14, 2005
(Inception) to June 30, 2010

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)

1

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
ASSETS	(unaudited)
Current assets:
Cash	$71,101	$122,966
Certificates of deposit	153,878	500,000
Current portion of convertible note receivable, net of $40,000 allowance	8,940	148,571
Marketable equity securities	667,407	746,645
Non-marketable equity securities	77,500	32,500
Other current assets	4,500	5,500
Total current assets	983,326	1,556,182

Convertible note receivable, net of current portion	591,060	451,429
Surplus notes and interest receivable due to related party	362,251	362,251
Furniture and equipment, net	7,800	6,470
Website costs, net	4,929	7,020
Other assets	2,533	2,533
Due from related party, net of allowance for loans of $705,528
and $560,387 at 2010 and 2009, respectively	-	-
Goodwill	487,320	487,320
Total assets	$2,439,219	$2,873,205

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$21,453	$11,175
Payroll taxes payable	35,066	26,550
Total current liabilities	56,519	37,725

TEMPORARY EQUITY
Series B convertible preferred stock, $0.001 par value, 38,000,000
shares authorized, 31,116,176 issued and outstanding	7,467,883	7,467,883

EQUITY (DEFICIT)
Physicians Healthcare Management Group stockholders' equity (deficit):
Series A convertible preferred stock, $0.001 par value,
162,000,000 shares authorized, issued and outstanding	162,000	162,000
Common stock, $0.001 par value, 425,000,000 authorized,
156,073,725 issued and, 155,925,507 outstanding.	156,074	156,074
Additional paid-in capital	100,000	100,000
Less: treasury stock, at cost (148,218 common shares)	(991)	(991)
Deficit accumulated during the development stage	(5,453,233)	(5,090,643)
Accumulated other comprehensive income (loss)-unrealized Income (loss) on investments	(32,093)	47,145
Total Physicians Healthcare Management Group stockholders' deficit	(5,068,243)	(4,626,415)
Noncontrolling interest	(16,940)	(5,988)
Total equity (deficit)	(5,085,183)	(4,632,403)
Total liabilities and equity (deficit)	$2,439,219	$2,873,205

The accompanying notes are an integral part of these unaudited consolidated financial statements.

2

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Operations and Comprehensive Income (Loss) - Unaudited

	Six months ended		February 14, 2005
	June 30,		(Inception) to
	2010	2009	June 30, 2010
Operating expenses:
Officer compensation	$110,410	$115,332	$1,019,455
Consulting and professional fees	155,550	99,510	1,344,236
HMO reinsurance, network and administration	-	(29,987)	139,270
Bad debt expense (recovery)	111,433	(216,903)	173,970
General and administration	48,447	44,963	430,070
Total operating expense	425,840	12,915	3,107,001

Loss from operations	(425,840)	(12,915)	(3,107,001)

Equity method loss in joint venture	-	-	(250)
Impairment loss on investment	-	-	(320,111)
Interest expense	-	-	(1,765,669)
Interest income	7,298	78,545	109,830
Loan extension fees	45,000	-	171,000
Other income	-	250	250
Net Income (loss)	(373,542)	65,880	(4,911,951)
Add: net loss attributable to noncontrolling interest	10,952	2,072	16,978
Net Income (loss) attributable to Physicians Healthcare Management Group, Inc. and Subsidiaries	$(362,590)	$67,952	$(4,894,973)

Net Income (loss) per share - basic and diluted	$(0.00)	$0.00	$(0.03)

Weighted average shares outstanding - basic and diluted	155,925,507	155,926,135	162,472,798

Net income (loss)	$(373,542)	$65,880	$(4,911,951)
Unrealized investment holding loss	(79,238)	-	(32,093)
Comprehensive Income (loss)	(452,780)	65,880	(4,944,044)
Net loss attributable to noncontrolling interest	10,952	2,072	16,978
Comprehensive income (loss) attributable to Physicians Healthcare Management Group, Inc. and Subsidiaries	$(441,828)	$67,952	$(4,927,066)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statement of Changes in Equity (Deficit) - Unaudited
For the six months June 30, 2010

									Physicians
							Deficit		Healthcare
							Accumulated	Accumulated	Management
					Additional		during	Other	Group	Non-	Total
	Preferred Stock		Common Stock		Paid-in	Treasury	Development	Comprehensive	Stockholders'	Controlling	Equity
	Shares	Amount	Shares	Amount	Capital	Stock	Stage	Loss	Equit (Deficit)	Interest	(Deficit)

Balance- December 31, 2009	162,000,000	$162,000	156,073,725	$156,074	$100,000	$(991)	$(5,090,643)	$47,145	$(4,626,415)	$(5,988)	$(4,632,403)

Net loss, six months ended
June 30, 2010	-	-	-	-	-	-	(362,590)	-	(362,590)	(10,952)	(373,542)

Unrealized loss on investments	-	-	-	-	-	-	-	(79,238)	(79,238)	-	(79,238)

Balance - June 30, 2010	162,000,000	$162,000	156,073,725	$156,074	$100,000	$(991)	$(5,453,233)	$(32,093)	$(5,068,243)	$(16,940)	$(5,085,183)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

4

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Cash Flows- Unaudited

			February 14, 2005
	Six months ended		(inception) to
	June 30,		June 30,
	2010	2009	2010
Cash from operating activities:
Net income (loss) attributable to Physicians Healthcare Management Group, Inc. and Subsidiaries	$(362,590)	$67,952	$(4,894,973)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net loss attributable to noncontrolling interests	(10,952)	(2,072)	(16,978)
Equity method loss in joint venture	-	(250)	250
Gain on Underwriters stock previously held	-	-	(250)
Impairment loss on investment	-	-	320,111
Amortization of note receivable discount	-	(71,111)	(71,111)
Loan extension fee paid in securities	(45,000)	-	(171,000)
Gain on return of application fee	-	(25,000)	(25,000)
Expenses paid by related party	-	-	26,888
Adjustment to stock purchase agreement	-	-	100
Interest expense paid in stock	-	-	1,765,671
Bad debt expense (reversal)	111,433	(216,903)	173,970
Issuance of stock to founders and for services	-	-	251,572
Issuance of options for services	-	617	102,000
Depreciation and amortization	3,437	3,035	22,670
Changes in operating assets and liabilities:
Other current assets	1,000	(20,552)	(4,500)
Other assets	-	-	(2,533)
Surplus note interest receivable	-	(2,005)	(2,620)
Accounts payable	10,278	13,188	21,452
Payroll taxes payable	8,516	6,868	35,066
Due from related party	(111,433)	(8,802)	(399,675)
Net cash used in operating activities	(395,311)	(255,035)	(2,868,890)

Cash flows from investing activities:
Investment in joint venture	-	-	(250)
Purchase of certificate of deposit	(7,298)	(750,000)	(1,007,298)
Proceeds from maturity of certificates of deposit	353,420	-	853,420
Reimbursement (deposit) of escrow funds and fees for HMO	-	335,000	25,000
Purchase of convertible note receivable	-	(568,889)	(568,889)
Purchase of marketable securities	-	(355,000)	(105,000)
Purchase of non-marketable securities	-	(71,111)	(321,111)
Purchase of surplus note, loan and accrued interest	-	(589,788)	(589,788)
Deposit into escrow for Purchase of investment	-	-	(500,000)
Purchase of Underwriters' stock, net of cash received	-	8,831	8,831
Purchase of furniture, equipment and website	(2,676)	(1,860)	(35,399)
Net cash provided by (used in) investing activities	343,446	(1,992,817)	(2,240,484)

Cash flows from financing activities:
Proceeds from capital contributions	-	-	512,319
Purchase of treasury stock	-	(231)	(991)
Proceeds from note payable	-	-	71,035
Proceeds from sale of series B preferred shares	-	-	100,000
Payment of note payable	-	(100,000)	(100,000)
Proceeds from issuance of note payable	-	-	4,598,112
Net cash provided by (used in) financing activities	-	(100,231)	5,180,475
Net increase (decrease) in cash	(51,865)	(2,348,083)	71,101
Cash, beginning of period	122,966	2,567,171	-
Cash, end of period	$71,101	$219,088	$71,101

Supplemental disclosures of cash flow information:
Cash paid for interest paid	$-	$-	$-
Cash paid for income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

5

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, LIQUIDITY AND ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation – The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of consolidated financial position and results of operations.  It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair consolidated financial statement presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the audited consolidated financial statements and footnotes of the company for the years ending December 31, 2009 and 2008.

The consolidated financial statements include the accounts of Physicians Healthcare Management Group, Inc., (“Company”, “Phyhealth” or “Parent”) which is a Nevada corporation and includes its wholly owned and majority owned subsidiaries as described below.  All material intercompany balances and transactions have been eliminated in consolidation.

The Company was formed on February 14, 2005 and has been in the development stage and its efforts through June 30, 2010 have been principally devoted to organizational activities, raising capital, evaluating operational opportunities and fulfilling regulatory requirements.  Since its formation the Company has not realized any revenues from its planned operations. Currently, the Company has made selected strategic investments with the initial capital both as a means to raise the remaining funds necessary to execute its community health plan business model, activate its medical malpractice business as described below and increase shareholder value.

Physicians Healthcare Management Group, Inc., (“Phyhealth Old” or “Subsidiary”), an Illinois corporation, was the original operating entity but is now an inactive subsidiary of the Company as a result of a recapitalization that occurred in 2006.

On November 29, 2007, the Company filed with the state of Florida to create a limited liability company named Florida Physicians, LLC (“Florida Physicians” or “LLC”).  Phyhealth is the managing member of the LLC and the LLC is the immediate parent of Phyhealth Plan Corporation as discussed below.

On September 4, 2007 the Company filed with the state of Florida to create Phyhealth Plan Corporation (“Plancorp” or “HMO”).   There were 10 million, no par, shares authorized upon filing.  This wholly owned subsidiary of Florida Physicians, discussed above, was created to operate as an HMO.  Plancorp applied to the State of Florida for a Certificate of Authority on March 10, 2008.  That application has been temporarily withdrawn.  Management expects to submit a new HMO application when its balance sheet complies with the leverage standards of Florida insurance regulators, and it raises the necessary additional statutory funds required by the regulators.

On January 18, 2008 the Company filed with the state of Delaware to create Phyhealth Corporation, a dormant shell corporation.

On February, 27, 2009 the Company purchased an additional 42.5% (1,062 shares) of the common stock of Phyhealth Underwriters, Inc. (Underwriters) for a total of 92.5% ownership from its joint venture partner, Atlas Insurance Management (Atlas), bringing its total ownership to 92.5%. Underwriters was originally created with equal ownership being held by the Company and Atlas as a joint venture to act as the legally required Attorney-in-fact for a risk retention group formed by the Company and Atlas named “Physhield Insurance Exchange, a Risk Retention Group” (Physhield), a Nevada domiciled Association Captive. Physhield is an insurance reciprocal, which can only be owned by its physician subscribers; and is the Company’s exclusive licensed medical malpractice insurance affiliate. Underwriters, as the Attorney-in fact, has a long-term management agreement with Physhield and is responsible for managing all of Physhield’s operations.  The Company plans to operate Underwriters as a subsidiary and with holding majority ownership is positioned to invest additional resources in the development of its medical malpractice insurance business. Underwriters has also been in the development stage and its efforts through March 31, 2010 have been principally devoted to organizational activities, regulatory compliance and product development.

6

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

Nature of Business and Current Operations – Although the Company remains in the development stage, it is marketing two primary products to physicians and physician groups.  The first product is the development of community health plans-based on a health maintenance organization (HMO) license- that are owned and operated in partnership with the participating physicians.  The Company’s community health plans are structured to integrate all the financial and reimbursement components of healthcare delivery; align the financial incentives of all participants; and empower physicians to assume end-to-end management of healthcare for their patients. The Phyhealth community health plan (HMO) model is built on the foundation of the physician-patient relationship and rewards physicians for proactively providing the preventative care necessary to keep their patients healthy and for closely managing the ongoing care necessary for patients who suffer from chronic disorders to stabilize their health status.

The second product is a medical malpractice liability insurance program for physicians and physician groups marketed through its affiliate, Physhield Insurance Exchange, a Risk Retention Group (Physhield).  Physhield is authorized under the Federal Liability Risk Retention Act of 1986 and is organized as a reciprocal insurer licensed as an association captive domiciled in the state of Nevada.  Physhield is registered to do business in the states of Nevada, Texas and Florida; and has filed for registration in Maryland and the District of Columbia.  The Company’s insurance programs are designed to reduce and stabilize the physician’s medical malpractice liability insurance premiums by ensuring that over time the physicians pay the actual costs for their own risks.

Through its community health plan HMO operations, the Company intends to expand its product offerings to include ownership of local healthcare facilities, systems for processing physician reimbursement claims, and electronic medical records among other products and services that would be designed to increase physicians’ income, reduce their expenses and add to their net worth.

The Company’s offerings are designed to take advantage of opportunities available both before and after the recent enactment of the Patient Protection and Affordable Care Act (PPACA) signed into law March 2010.  Phyhealth’s community health plan, particularly when integrated with the Physhield medical malpractice insurance program, is designed to provide high quality, affordable healthcare insurance coverage to the broadest segment of patients in the community and to fully comply with the new PPACA and other applicable state and federal regulations.

Liquidity - The accompanying unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company and its ability to meet its ongoing obligations. The Company has a net comprehensive loss of $441,828 and net cash used in operations of $395,311 in the six months ended June 30, 2010 and a positive working capital, stockholders’ deficit and a deficit accumulated during the development stage of $926,807, $5,068,243 and $5,453,233, respectively, at June 30, 2010.  In addition, the Company has not generated any revenues through June 30, 2010.

These conditions, as well as the conditions noted below, were considered when evaluating the Company’s liquidity and its ability to meet its ongoing obligations. These consolidated financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties.

7

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

Management withdrew its application with the state of Florida to become an HMO in order to improve its leverage ratio by converting the Company’s temporary equity to permanent equity and raising additional capital, as required by Florida regulators. The Company intends on restructuring and recapitalizing the current temporary equity to permanent equity and has made strategic investments to raise the additional capital necessary to reapply for its HMO certificate of authority.  Although, the Company has enough funds to operate through the end of 2010 there can be no assurance that the management’s future application to operate as an HMO will be successful and that they can produce revenues to sustain operations.  However, management believes that they will be successful in obtaining a certificate of authority to operate an HMO and that they will be able to sustain operations well into the future.

In 2009, management obtained 92.5% control over Underwriters. While there can be no assurance of success, management believes that with this acquisition they are in  a position to invest in the marketing programs and devote the resources necessary to bring physician groups into Physhield and to commence operations, which will produce an additional revenue stream.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company.

In January 2010, the FASB issued Accounting Standard Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. The new disclosures are effective for the Company’s financial statements issued for interim and annual periods beginning January 1, 2010. The Company adopted these disclosures in the accompanying footnotes.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855) - Amendments to Certain Recognition and Disclosure Requirements." ASU 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. ASC 2010-09 was effective upon issuance and has been adopted by the Company.

2. CONVERTIBLE NOTE RECEIVABLE AND INVESTMENTS IN SECURITIES

Investments made by the Company during 2009 were made in investment securities of companies.  The investments at June 30, 2010 are as follows:

Convertible note receivable:

Purchase of Convertible Note from AccessKey IP, Inc. (AccessKey) – On January 28, 2009 the Company paid $640,000 to AccessKey in exchange for a partially convertible note and warrants to purchase 20 million shares of AccessKey’s common stock at $0.005 per share through December 31, 2013.  The convertible note called for an interest rate of 10% with payments of $150,000 plus interest due on April 15, 2009, June 15, 2009, and September 15, 2009 with the balance due on January 28, 2010.   The note allows the Company to convert $300,000 of the note to AccessKey common stock based on a conversion price of 50% of the lesser of $0.0125 per share or the common stock’s bid price as defined by the agreement.  The $640,000 purchase price was allocated between the convertible note receivable and the warrants based on their relative fair values.  The convertible note and the warrants received $568,889 and $71,111 of the allocated purchase price, respectively.  A $71,111 discount on the note receivable was also recorded to be amortized to interest income over the one year term of the note.

8

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

AccessKey subsequently defaulted on the first two note payments in 2009. Due to the default, the receivable and all its interest were immediately called due, and the remaining note receivable discount was amortized into interest income which totaled $71,111 in the six months ended June 30, 2009.  The Company also re-evaluated the collectibility of note, and because of the 50% conversion discount on the $300,000 convertible portion of the note, the Company’s risk of loss is substantially mitigated such that the note can always be converted into $600,000 worth of AccessKey common stock.  Therefore, management established a reserve in 2009 for the portion of the investment at risk to loss, which totals $40,000 as of June 30, 2010.   If AccessKey does not make any payments in 2010, management expects to convert the convertible portion of the note and sell shares in starting in 2010 and has reflected the estimated $8,940 of proceeds from that sale as current assets and the remaining $591,060 as non-current assets based on an evaluation of the cash flow expected to be received by selling the shares over a three year period at a rate of 20% of the average daily volume experienced in the last six months.

The note was renegotiated on July 31, 2009 to eliminate the partial payments, and to allow all the principle and interest to be paid on the original maturity date of January 28, 2010.  In consideration of the note modification, AccessKey issued 15 million shares of its common stock to Phyhealth and increased the warrants from 20 to 25 million shares of common stock at an exercise price of $0.005 per share through December 31, 2014.  The 15 million common shares and the warrants to purchase the additional 5 million common shares were recorded at their estimated fair value as described below.  The agreement further provided that if AccessKey defaulted on the revised payment schedule the warrant to purchase common shares would triple to 75 million shares with a total exercise price of $100 for all shares.

The 15 million shares of AccessKey common stock were recorded as marketable equity securities (since the restriction lapses in less than one year) and as loan extension fee income of $94,500, based on the July 31, 2009 market price discounted by 55% due to the length of the restriction before the company could sell the stock, the high volatility, and the associated holding risk associated with the stock. The volatility of this stock is 253% as of December 31, 2009.

The 5 million warrants were recorded as non-marketable securities and loan extension fee income of $31,500, based on the market price also being discounted by 55% due to the restriction on the shares underlying the warrants.  Management used the Black-Scholes model for valuing the warrants and assumed a risk-free rate of 2.5%, a volatility rate of 253%, expected maturity of 5.4 years, and expected dividend of 0%.

 AccessKey then also defaulted on the January 28, 2010 payment.  Consequently, the Company is now entitled to warrants to purchase 75 million shares of AccessKey common stock for a total exercise price of $100. The 50 million additional warrants received due to this default were recorded as non-marketable securities and loan extension fee income of $45,000, based on the market price also being discounted by 55% due to the restriction on the shares underlying the warrants.  Management used the Black-Scholes model for valuing the warrants and assumed a risk-free rate of 2.4%, a volatility rate of 251%, expected maturity of 4.9 years, and expected dividend of 0%.

In addition, the $300,000 portion of the note receivable that is subject to conversion into AccessKey’s common stock was evaluated to see if it met the definition of a derivative asset as described by Statement of Financial Accounting Standards Codification (ASC) section 815,“Derivative and Hedging.”  It was determined that while this note meets the definition of a derivative asset, a derivative asset was not be recorded because realization of this asset over and above the face value of the receivable is not reasonably assured.

Marketable Equity Securities:

The Marketable equity securities available for sale at June 30, 2010 are as follows:

AccessKey IP, Inc. (AccessKey) – As described above, the Company received 15 million shares of AccessKey common stock in 2009.  An unrealized loss of $11,475, $0, and $86,400 is reflected in the consolidated statements of operations and comprehensive income (loss) as of the six months ended June 30, 2010 and 2009 and the period February 14, 2005 (Inception) to June 30, 2010, respectively.  The fair value of these securities as of June 30, 2010 reflected in the accompanying consolidated balance sheet is $8,100.  These securities were valued using the OTC closing price on June 30, 2010 discounted by 55% due to the risk associated with holding these shares before the selling restriction expire in 2011.

9

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

Purchase of Bio-Matrix Scientific Group, Inc. (Bio-Matrix) Stock – On January 12, 2009, the Company paid $105,000 for 1,150,000 common shares and 25,000 of non-convertible preferred shares of Bio-Matrix Scientific Group (Bio-Matrix).  Bio-Matrix is an OTCBB company listed as BMSN.  This investment is classified as available for sale by management and presented as short-term because the shares are expected to be sold in 2010.   There is a possibility that the Company could receive an additional 150,000 shares of Bio-Matrix common stock that Bio-Matrix issued to another entity under the original purchase agreement as compensation for a business transaction that never materialized.  Since that transaction never materialized, the Company believes that they should receive the shares of Bio-Matrix common stock issued to that entity.  However, those shares have not been recognized in these consolidated financial statements nor included in the fair value disclosure herein, because it is not reasonably assured that they will receive those shares.

Based on the OTC market price of the stock currently held by the Company, unrealized loss of $14,950, $0 and $60,150 is reflected in the consolidated statements of operations and comprehensive income (loss) as of the six months ended June 30, 2010, six months ended June 30, 2009 and the period February 14, 2005 (Inception) to June 30, 2010, respectively.  The fair value of these securities as of June 30, 2010 reflected in the accompanying consolidated balance sheet is $44,850.

Purchase of ZST Digital Networks, Inc. Convertible Preferred Stock – On April 30, 2009, the Company paid $500,000 for 312,500 shares of convertible preferred stock in ZST Digital Networks, Inc. (ZST Digital), a Chinese supplier of optical and digital network equipment, listed as ZSTN on NASDAQ.  Each share of preferred stock is convertible into one share of common stock.  On October 6, 2009 ZST Digital affected a 1-for-2.4615 stock split that left the Company with 126,954 series A preferred shares.  These preferred shares were also registered effective October 20, 2009 and converted to common shares on November 30, 2009 on a one-to-one basis.

An unrealized loss of $52,813 and $0, and an unrealized gain of $114,457 is reflected in the consolidated statements of operations and comprehensive income (loss) as of the six months ended June 30, 2010 and 2009 and the period February 14, 2005 (Inception) to June 30, 2010, respectively.  The fair value of these securities as of June 30, 2010 reflected in the accompanying consolidated balance sheet is $614,457.

3.  FAIR VALUE MEASUREMENTS

Marketable Equity Securities

As of June 30, 2010 the Company’s investments in marketable equity securities are based on the June 30, 2010 stock price as reflected in the OTC markets, reduced by a discount factor if those shares have selling restrictions.  These marketable equity securities are summarized as follows:

	Equity Securities Cost	Aggregate Unrealized Gains (Loss)	Equity Securities Aggregated Fair Value
Marketable Equity Securities-Available for Sale:
AccessKey IP, Inc.	$94,500	$(86,400)	$8,100
Bio-Matrix Scientific Group, Inc.	105,000	(60,150)	44,850
ZST Digital Networks, Inc.	500,000	114,457	614,457
Total Marketable Equity Securities-Available for Sale	$699,500	$(32,093)	$667,407

The unrealized gains are presented in comprehensive income (losses) in the consolidated statements of operations and comprehensive income (loss).

10

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

The levels of the fair value measurements for marketable equity securities are summarized as follows:

	Fair Value Measurements Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable Equity Securities	$44,850	$-	$622,557

Non-Marketable Securities:

The June 30, 2010 fair value of the non-marketable securities based on the Black-Scholes model is summarized as follows:

	Equity Securities Cost	Aggregate Unrealized Gains (Losses)	Equity Securities Aggregated Fair Value

AccessKey IP, Inc. warrants	$147,611	$(70,111)	$77,500

The unrealized losses are recognized as an impairment loss on investment in the consolidated statements of operations and comprehensive income (loss) because they were considered to be other than temporary.

The levels of the fair value measurements for both non-marketable securities are summarized as follows:

	Fair Value Measurements Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-Marketable Securities	$-	$-	$77,500

4. RELATED PARTIES

Underwriters is the Attorney-in-fact for Physhield (see Note 1) and the Parent company has purchased the surplus note.  Physhield also owes the Company $218,600 of accrued interest, $87,358 for a start-up loan and $399,570 of shared expenses for a total of $705,528.  The collectability of these amounts are dependent on Physhield’s ability to pay this debt assuming Physhield can underwrite and enroll an appropriate number of physician subscribers and assuming the reimbursement of all or part of these expenses would be approved by the Physhield Subscriber Advisory Committee that will be reconstituted to include physician subscribers.  Due to the uncertainty of this occurring, the Company has reserved 100% of these receivables.

11

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

The Company has contracted with NextPath Partners, LLC (NextPath) to provide full-time marketing and related services for $7,500 per month to support the introduction and sales of Physhield’s medical malpractice products, particularly in Maryland and the District of Columbia.  Services include website development and maintenance, product development, communications, direct marketing to physicians and the development of marketing materials to support Physhield’s Managing General Agent, Palumbo Insurance Associates.  NextPath is owned and operated by the spouse of the President and CEO of the Company.  NextPath has more than twenty years executive management experience in target marketing for a Fortune 500 media corporation and complies with the Company’s Related Parties Policy.  Next Path was paid $15,000, $0 and $15,000 in six months ended June 30, 2010 and 2009 and the period February 14, 2005 (Inception) to June 30, 2010, respectively

5.  SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

The Company’s supplemental non-cash investing and financing activities are summarized as follows:

			February 14, 2005
		Six months ended	(inception) to
		June 30,	June 30,
	2010	2009	2010
Repurchase company stock with note	$-	$-	$1,031,177
Payment of debt with issuance of series B preferred stock	$-	$-	$7,367,883
Discount on note payable	$-	$-	$50,959
Settlement of escrow to acquire investment	$-	$500,000	$500,000
Unrealized gain(loss) on investments	$(79,238)	$-	$(32,093)

Acquisition of Underwriters:
Underwriter liabilities assumed	$-	$495,863	$495,863
Gain on Underwriters' stock previously held	-	250	250
Noncontrolling interest	-	38	38
Goodwill recognized	-	(487,320)	(487,320)
Purchase of Underwriters' stock, net of cash received	$-	$8,831	$8,831

6.  SUBSEQUENT EVENTS

Management evaluated all activity of the Company through the issue date of the Company’s consolidated financial statements and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements.

12

Physicians Healthcare Management Group, Inc.
(a development stage company)

Consolidated Financial Statements

Years ended December 31, 2009 and 2008

Physicians Healthcare Management Group, Inc. and subsidiaries
(a development stage company)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders’ of
Physicians Healthcare Management Group, Inc.

We have audited the accompanying consolidated balance sheets of Physicians Healthcare Management Group, Inc. and Subsidiaries (a development stage company) as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for the years ended December 31, 2009 and 2008 and for the period from February 14, 2005 (inception) to December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Physicians Healthcare Management Group, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the consolidated results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and the period from February 14, 2005 (inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 16, subsequent to the issuance of the Company’s 2009 consolidated financial statements and our report thereon dated May 14, 2010, we became aware that those consolidated financial statements should be revised to change the accounting for and presentation of certain investments and to recognize certain related interest and loan fee income and certain investment impairments.  In our related report, we expressed an unqualified opinion.  Our opinion on the revised consolidated financial statements, as expressed herein, remains unqualified.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
May 14, 2010 (except for Note 16 as to which the date is September 10, 2010)

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheets
December 31, 2009 and 2008

	2009	2008
ASSETS	(Restated, note 16)
Current assets:
Cash	$122,966	$2,567,171
Certificates of deposit	500,000	-
HMO deposits	-	310,000
Current portion of convertible note receivable, net of $40,000 allowance	148,571	-
Marketable equity securities	746,645	-
Non-marketable securities	32,500	-
Other current assets	5,500	9,764
Total current assets	1,556,182	2,886,935

Cash held in escrow for investment	-	500,000
Convertible note receivable, net of current portion	451,429	-
Surplus notes and interest receivable due from related party	362,251	-
Furniture and equipment, net	6,470	8,753
Website costs, net	7,020	8,100
Other assets	2,533	2,533
Due from related party, net of allowance for loans of $560,387
and $262,732 for 2009 and 2008, respectively	-	-
Goodwill	487,320	-
Total assets	$2,873,205	$3,406,321

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$11,175	$857
Payroll taxes payable	26,550	9,928
Note payable - related party	-	100,000
Total current liabilities	37,725	110,785

Commitments (note 9)

TEMPORARY EQUITY
Series B convertible preferred stock, $0.001 par value, 38,000,000
shares authorized, 31,116,176 issued and outstanding	7,467,883	7,467,883

EQUITY (DEFICIT)
Physicians Healthcare Management Group stockholders' deficit:
Series A convertible preferred stock, $0.001 par value,
162,000,000 shares authorized, issued and outstanding	162,000	162,000
Common stock, $0.001 par value, 425,000,000 authorized, 156,073,725 issued in 2009 and 2008, 155,925,507 and 155,944,466
outstanding in 2009 and 2008, respectively.	156,074	156,074
Additional paid-in capital	100,000	99,383
Less: treasury stock, at cost (148,218 and 129,259 common shares in 2009 and 2008)	(991)	(760)
Deficit accumulated during the development stage	(5,090,643)	(4,589,044)
Accumulated other comprehensive gain - unrealized gain on investments	47,145	-
Total Physicians Healthcare Management Group stockholders' deficit	(4,626,415)	(4,172,347)
Noncontrolling interest	(5,988)	-
Total deficit	(4,632,403)	(4,172,347)
Total liabilities and deficit	$2,873,205	$3,406,321

The accompanying notes are an integral part of these consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Operations and Comprehensive Loss

			February 14, 2005
	Years Ended December 31,		(Inception) to
	2009	2008	December 31, 2009
	(Restated, note 16)		(Restated, note 16)
Operating expenses:
Officer compensation	$261,487	$325,345	$909,045
Consulting and professional fees	272,049	436,949	1,188,686
HMO reinsurance, network and administration	(29,987)	169,257	139,270
Bad debt expense	(200,195)	15,683	62,537
General and administration	95,295	146,611	381,623
Total operating expense	398,649	1,093,845	2,681,161
Loss from operations	(398,649)	(1,093,845)	(2,681,161)

Equity method loss in joint venture	-	-	(250)
Impairment loss on investment	(320,111)	-	(320,111)
Interest expense	-	(1,765,669)	(1,765,669)
Interest income	84,885	17,647	102,532
Loan extension fee	126,000	-	126,000
Other income	250	-	250
Net loss	(507,625)	(2,841,867)	(4,538,409)
Add: net loss attributable to noncontrolling interest	6,026	-	6,026

Net loss attributable to Physicians Healthcare Management Group, Inc.	$(501,599)	$(2,841,867)	$(4,532,383)

Net loss per share - basic and diluted	$(0.00)	$(0.02)	$(0.03)

Weighted average shares outstanding - basic and diluted	155,925,819	155,998,864	163,141,568

Net loss	$(507,625)	$(2,841,867)	$(4,538,409)
Unrealized investment holding gain	47,145	-	47,145
Comprehensive loss	(460,480)	(2,841,867)	(4,491,264)
Net loss attributable to noncontrolling interest	6,026	-	6,026

Comprehensive loss attributable to Physicians Healthcare Management Group, Inc.	$(454,454)	$(2,841,867)	$(4,485,238)

The accompanying notes are an integral part of these consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statement of Changes in Equity (Deficit)
For the years ended December 31, 2009 and 2008 and from February 14, 2005 (inception) to December 31, 2009

									Physicians
									Healthcare
							Deficit		Management
							Accumulated	Accumulated	Group
					Additional		during	Other	Stockholders'	Non-	Total
	Preferred Stock		Common Stock		Paid-in	Treasury	Development	Comprehensive	Equity	Controlling	Equity
	Shares	Amount	Shares	Amount	Capital	Stock	Stage	Gain	(Deficit)	Interest	(Deficit)

Shares issued to founders for services	149,724,462	$149,724	71,967,558	$71,968	$(140,184)	-	-	-	$81,508	-	$81,508
Shares issued to board
members for services	275,538	276	132,442	132	(258)	-	-	-	150	-	150
Capital investment of
stockholders'	-	-	-	-	158,671	-	-	-	158,671	-	158,671
Net loss February 14, 2005 (inception) to December 31, 2005	-	-	-	-	-	-	(209,018)	-	(209,018)	-	(209,018)
Balance- December 31, 2005	150,000,000	$150,000	72,100,000	$72,100	$18,229	$-	$(209,018)	$-	$31,311	$-	$31,311

Recapitalization and deemed
issuance to stockholders of
Tiger Team Technologies	12,000,000	12,000	158,886,528	158,887	(170,887)	-	-	-	-	-	-
Capital investment of
stockholders'	-	-	-	-	288,648	-	-	-	288,648	-	288,648
Shares issued for services	-	-	5,090,959	5,091	92,205	-	-	-	97,296	-	97,296
Net loss 2006	-	-	-	-	-	-	(380,731)	-	(380,731)	-	(380,731)
Balance- December 31, 2006	162,000,000	$162,000	236,077,487	$236,078	$228,195	$-	$(589,749)	$-	$36,524	$-	$36,524

CONTINUED ON NEXT PAGE

The accompanying notes are an integral part of these consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statement of Changes in Equity (Deficit)
For the years ended December 31, 2009, 2008, 2007 and 2006 and from February 14, 2005 (inception) to December 31, 2009

									Physicians
									Healthcare
							Deficit		Management
							Accumulated	Accumulated	Group
					Additional		during	Other	Stockholders'	Non-	Total
	Preferred Stock		Common Stock		Paid-in	Treasury	Development	Comprehensive	Equity	Controlling	Equity
	Shares	Amount	Shares	Amount	Capital	Stock	Stage	Gain	(Deficit)	Interest	(Deficit)

Balance- December 31, 2006	162,000,000	$162,000	236,077,487	$236,078	$228,195	$-	$(589,749)	$-	$36,524	$-	$36,524

Capital investment of
stockholders'	-	-	-	-	90,000	-	-	-	90,000	-	90,000
Shares issued for services	-	-	12,630,241	12,630	59,988	-	-	-	72,618	-	72,618
Options issued for services	-	-	-	-	2,000	-	-	-	2,000	-	2,000
Stock repurchase agreements	-	-	(92,734,000)	(92,734)	(380,183)	-	(558,260)	-	(1,031,177)	-	(1,031,177)
Net loss 2007	-	-	-	-	-	-	(599,168)	-	(599,168)	-	(599,168)
Balance- December 31, 2007	162,000,000	$162,000	155,973,728	$155,974	$-	$-	$(1,747,177)	$-	$(1,429,203)	$-	$(1,429,203)

Adjustment to stock repurchase
agreement	-	-	99,997	100	-	-	-	-	100	-	100
Options issued for services	-	-	-	-	99,383	-	-	-	99,383	-	99,383
Purchase of treasury stock	-	-	-	-	-	(760)	-	-	(760)	-	(760)
Net loss 2008	-	-	-	-	-	-	(2,841,867)	-	(2,841,867)	-	(2,841,867)
Balance- December 31, 2008	162,000,000	$162,000	156,073,725	$156,074	$99,383	$(760)	$(4,589,044)	$-	$(4,172,347)	$-	$(4,172,347)

Options issued to employees	-	-	-	-	617	-	-	-	617	-	617
Acquisition of Underwriter stock	-	-	-	-	-	-	-	-	-	38	38
Purchase of treasury stock-									-
18,959 shares	-	-	-	-	-	(231)	-	-	(231)	-	(231)
Net loss attributable to Physicians Healthcare Management Group, Inc.-2009 -Restated, note 16	-	-	-	-	-	-	(501,599)	-	(501,599)	(6,026)	(507,625)
Unrealized gain on investment-Restated, note 16	-	-	-	-	-	-	-	47,145	47,145	-	47,145
Balance- December 31, 2009	162,000,000	$162,000	156,073,725	$156,074	$100,000	$(991)	$(5,090,643)	$47,145	$(4,626,415)	$(5,988)	$(4,632,403)

The accompanying notes are an integral part of these consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Cash Flows

	Year ended December 31,		February 14, 2005 (inception) to December 31, 2009
	2009	2008
	(Restated, Note 16)		(Restated, Note 16)
Cash from operating activities:
Net loss attributable to Physicians Healthcare Management Group, Inc.	$(501,599)	$(2,841,867)	$(4,532,383)
Adjustments to reconcile net loss to net cash used in operating activities:
Net loss attributable to noncontrolling interests	(6,026)	-	(6,026)
Equity method loss in joint venture	-	-	250
Gain on Underwriters stock previously held	(250)	-	(250)
Impairment loss on investment	320,111	-	320,111
Amortization of convertible note receivable discount	(71,111)	-	(71,111)
Loan extension fee paid in securities	(126,000)	-	(126,000)
Gain on return of application fee	(25,000)	-	(25,000)
Expenses paid by related party	-	-	26,888
Adjustment to stock purchase agreement	-	100	100
Interest expense paid in stock	-	1,765,671	1,765,671
Bad debt expense (reversal)	(200,195)	15,683	62,537
Issuance of stock to founders and for services	-	-	251,572
Issuance of options for services	617	99,383	102,000
Depreciation and amortization	6,266	5,520	19,233
Changes in operating assets and liabilities:
Other current assets	4,264	(5,764)	(5,500)
Other assets	-	-	(2,533)
Surplus note interest receivable	(2,620)	-	(2,620)
Accounts payable	10,317	(5,738)	11,174
Payroll taxes payable	16,622	(4,327)	26,550
Due from related party	(25,510)	(15,683)	(288,242)
Net cash used in operations	(600,114)	(987,022)	(2,473,579)

Cash flows from investing activities:
Investment in joint venture	-	-	(250)
Purchase of certificate of deposit	(1,000,000)	-	(1,000,000)
Maturity of certificates of deposit	500,000	-	500,000
Reimbursement (deposit) of escrow funds and fees for HMO	335,000	(310,000)	25,000
Purchase of convertible note receivable	(568,889)	-	(568,889)
Purchase of marketable securities	(105,000)	-	(105,000)
Purchase of non-marketable securities	(321,111)	-	(321,111)
Purchase of surplus note, loan and accrued interest	(589,788)	-	(589,788)
Deposit into escrow for purchase of investment	-	(500,000)	(500,000)
Purchase of Underwriters' stock, net of cash received	8,831	-	8,831
Purchase of furniture, equipment and software	(2,903)	(3,847)	(32,723)
Net cash used in investing activities	(1,743,860)	(813,847)	(2,583,930)

Cash flows from financing activities:
Proceeds from capital contributions	-	-	512,319
Purchase of treasury stock	(231)	(760)	(991)
Proceeds from note payable	-	71,035	71,035
Proceeds from sale of series B preferred shares	-	100,000	100,000
Payment of note payable	(100,000)	-	(100,000)
Proceeds from issuance of note payable	-	4,165,112	4,598,112
Net cash provided by financing activities	(100,231)	4,335,387	5,180,475
Net increase in cash	(2,444,205)	2,534,518	122,966
Cash, beginning of period	2,567,171	32,653	-
Cash, end of period	$122,966	$2,567,171	$122,966

Supplemental disclosures of cash flow information:
Cash paid for interest paid	$-	$-	$-
Cash paid for income taxes paid	$-	$-	$-

                   The accompanying notes are an integral part of these consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

1.  ORGANIZATION, NATURE OF BUSINESS, BASIS OF PRESENTATION AND LIQUIDITY

Organization - The Company was formed on February 14, 2005 and has been in the development stage and its efforts through December 31, 2009 have been principally devoted to organizational activities, raising capital, evaluating operational opportunities and fulfilling regulatory requirements.  Since its formation the Company has not realized any revenues from its planned operations. Currently, the Company has made selected strategic investments with the initial capital both as a means to raise the remaining funds necessary to execute its community health plan business model, activate its medical malpractice business as described below and increase shareholder value.

Physicians Healthcare Management Group, Inc., (“Phyhealth Old” or “Subsidiary”), an Illinois corporation, was the original operating entity but is now an inactive subsidiary of the Company as a result of a recapitalization that occurred in 2006.

On November 29, 2007, the Company filed with the state of Florida to create a limited liability company named Florida Physicians, LLC (“Florida Physicians” or “LLC”).  Phyhealth is the managing member of the LLC and the LLC is the immediate parent of Phyhealth Plan Corporation as discussed below.

On September 4, 2007 the Company filed with the state of Florida to create Phyhealth Plan Corporation (“Plancorp” or “HMO”).   There were 10 million, no par, shares authorized upon filing.  This wholly owned subsidiary of Florida Physicians, discussed above, was created to operate as an HMO.  Plancorp applied to the State of Florida for a Certificate of Authority on March 10, 2008.  That application has been temporarily withdrawn.  Management expects to submit a new HMO application when its balance sheet complies the leverage standards of Florida insurance regulators, and it raises the necessary additional extra statutory funds required by the regulators.

On January 18, 2008 the Company filed with the state of Delaware to create Phyhealth Corporation, a dormant shell corporation.

On February, 27, 2009 the Company purchased an additional 42.5% (1,062 shares) of the common stock of Phyhealth Underwriters, Inc. (Underwriters) for a total of 92.5% ownership from its joint venture partner, Atlas Insurance Management (Atlas), bringing its total ownership to 92.5%. Underwriters was originally created with equal ownership being held by the Company and Atlas as a joint venture to act as the legally required Attorney-in-fact for a risk retention group formed by the Company and Atlas named “Physhield Insurance Exchange, a Risk Retention Group” (Physhield), a Nevada domiciled Association Captive. Physhield is an insurance reciprocal, which can only be owned by its physician subscribers; and is the Company’s exclusive licensed medical malpractice insurance affiliate. Underwriters, as the Attorney-in fact, has a long-term management agreement with Physhield and is responsible for managing all of Physhield’s operations.  The Company plans to operate Underwriters as a subsidiary and with holding majority ownership is positioned to invest additional resources in the development of its medical malpractice insurance business. Underwriters has also been in the development stage and its efforts through December 31, 2009 have been principally devoted to organizational activities, regulatory compliance and product development.

Principles of Consolidation - The consolidated financial statements include the accounts of Physicians Healthcare Management Group, Inc., (“Company”, “Phyhealth” or “Parent”) which is a Nevada corporation and includes its wholly-owned and majority-owned subsidiaries as described below.  All material intercompany balances and transactions have been eliminated in consolidation.

Recapitalization - On May 9, 2006, Tiger Team Technologies, Inc. (Tiger), a Nevada Corporation, an inactive public shell effected an acquisition pursuant to a Stock Purchase Agreement and Plan of Reorganization (the “Agreement”) of Phyhealth Old.  Pursuant to the Agreement, Tiger issued 72.1 million shares of its common stock and 150 million shares of its preferred voting stock which combined equaled approximately 57% of the approximately 393 million post acquisition voting rights.  The acquisition was treated as a recapitalization of Phyhealth Old since the shareholders’ of Phyhealth Old obtained voting and management control of the combined entity and the business of Phyhealth Old has become the primary business of Tiger. On June 23, 2006, the Amendment to Articles of Incorporation of Tiger were filed with the Nevada Secretary of State, to change the name of the parent corporation from Tiger Team Technologies, Inc to Physicians Healthcare Management Group, Inc. (“Company”, “Phyhealth” or “Parent”)  and Phyhealth Old became a wholly owned subsidiary of Phyhealth pursuant to the Agreement.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Accordingly, the financial statements of the Company subsequent to the recapitalization consist of the balance sheets of both companies at historical cost and the historical operations of Phyhealth Old.  The Company is deemed to have issued 158,886,528 common shares and 12,000,000 preferred shares to the existing pre-recapitalization shareholders of Tiger. All share and per share data in the accompanying financial statements has been retroactively adjusted for the effect of the recapitalization.

Nature of Business and Current Operations – Although the Company remains in the development stage, it is marketing two primary products to physicians and physician groups.  The first product is the development of community health plans-based on a health maintenance organization (HMO) license- that are owned and operated in partnership with the participating physicians.  The Company’s community health plans are structured to integrate all the financial and reimbursement components of healthcare delivery; align the financial incentives of all participants; and empower physicians to assume end-to-end management of healthcare for their patients. The Phyhealth community health plan (HMO) model is built on the foundation of the physician-patient relationship and rewards physicians for proactively providing the preventative care necessary to keep their patients healthy and for closely managing the ongoing care necessary for patients who suffer from chronic disorders to stabilize their health status.

The second product is a medical malpractice liability insurance program for physicians and physician groups marketed through its affiliate, Physhield Insurance Exchange, a Risk Retention Group (Physhield).  Physhield is authorized under the Federal Liability Risk Retention Act of 1986 and is organized as a reciprocal insurer licensed as an association captive domiciled in the state of Nevada.  Physhield is registered to do business in the states of Nevada, Texas and Florida; and has filed for registration in Maryland and the District of Columbia.  The Company’s insurance programs are designed to reduce and stabilize the physician’s medical malpractice liability insurance premiums by ensuring that over time the physicians pay the actual cost their own risk.

Through its community health plan HMO operations, the Company intends to expand its product offerings to include ownership of local healthcare facilities, systems for processing physician reimbursement claims, and electronic medical records among other products and services that would be designed to increase physicians’ income, reduce their expenses and add to their net worth.

The Company’s offerings are designed to take advantage of opportunities available both before and after the recent enactment of the Patient Protection and Affordable Care Act (PPACA) signed into law March 2010.  Phyhealth’s community health plan, particularly when integrated with the Physhield medical malpractice insurance program, is designed to provide high quality, affordable healthcare insurance coverage to the broadest segment of patients in the community and to fully comply with the new PPACA and other applicable state and federal regulations.

Liquidity - The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company and its ability to meet its ongoing obligations. The Company has a net comprehensive loss of $454,454 and net cash used in operations of $600,114 in 2009 and a positive working capital, stockholders’ deficit and a deficit accumulated during the development stage of $1,518,457, $4,626,415 and $5,090,643 , respectively, at December 31, 2009.  In addition, the Company has not generated any revenues through December 31, 2009.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

These conditions, as well as the conditions noted below, were considered when evaluating the Company’s liquidity and its ability to meet its ongoing obligations. These consolidated financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties.

Management withdrew its application with the state of Florida to become an HMO in order to improve its leverage ratio by converting the Company’s temporary equity to permanent equity and raising additional capital, as required by Florida regulators. The Company intends on restructuring and recapitalizing the current temporary equity to permanent equity and has made strategic investments to raise the additional capital necessary to reapply for its HMO certificate of authority.  Although, the Company has enough funds to operate through the end of 2010 there can be no assurance that the management’s future application to operate as an HMO will be successful and that they can produce revenues to sustain operations.  However, management believes that they will be successful in obtaining a certificate of authority to operate an HMO and that they will be able to sustain operations well into the future.

In 2009, management obtained 92.5% control over Underwriters (Note 3). While there can be no assurance of success, management believes that with this acquisition they are in a position to invest in the marketing programs and devote the resources necessary to bring physician groups into Physhield and to commence operations, which will produce an additional revenue stream.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than one month when purchased to be cash equivalents.

Cash held in escrow for investment – In 2008, the Company deposited funds in an account to purchase stock in an entity.  These funds are reflected as a non-current asset as of December 31, 2008 since they were used to purchase a non-current investment in 2009.

HMO deposits – The Company had $310,000 on deposit with the State of Florida pending the approval of an application to become an HMO.  The application was temporarily withdrawn in order for the Company to reorganize its capital structure and raise additional capital for the HMO. This deposit has been returned by the state of Florida in March 2009.

Use of Estimates in Financial Statements - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates during the period covered by these consolidated financial statements include the allowance for the loan due from related party, the impairment of long lived assets, valuation of securities, the carrying amount of goodwill from the investment in Underwriters, the allocation of service expenses to Underwriters, the valuation of stock and options issued for services, and the valuation allowance on deferred tax assets.

Allowance for Loans – The Company evaluates collectability of loans made to third parties or affiliate based on factors such as experience with the borrower, the borrower’s willingness to pay and the borrower’s ability to pay based on its current financial condition.  The Company establishes an allowance for loan loss if management believes collection may be doubtful.

Website costs – Website expenditures are capitalized at cost, net of accumulated amortization. Amortization expense is calculated by using the straight-line method over the estimated useful lives of five years. Website maintenance costs are charged to expense as incurred. Expenditures for enhanced functionality are capitalized. The cost of the website and the related accumulated amortization are removed from the accounts upon retirement of the website with any resulting loss being recorded in operations.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Furniture and Equipment - Furniture and equipment are capitalized at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, which is five years for all categories. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of furniture and equipment and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Impairment of Long-Lived Assets - The Company evaluates its long-lived assets for impairment whenever events or change in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the asset.

Investments in Securities - The Company invests in various marketable and non-marketable securities.  If an investment qualifies as a trading debt or equity security then the Company accounts for that marketable security in accordance with Accounting Standards Codification (ASC) 320, “Investment – Debt and Equity Securities” with any unrealized gains and losses included in earnings.  Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments classified as held-to-maturity are carried at amortized cost.  In determining realized gains and losses, the cost of the securities sold is based on the specific identification method.

The Company invests in various securities that management has determined to be non-marketable.  Non-marketable securities where the Company owns less than 20% of the investee are accounted for at cost pursuant to ASC 323, "Investments- Equity Method and Joint Ventures,” Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each reporting date.

The Company periodically reviews its investments in marketable and non-marketable securities and impairs any securities whose value is considered non-recoverable. The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information.  GAAP requires the exercise of judgment in making this assessment for qualitative information, rather than the application of fixed mathematical criteria. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, and other factors specific to the individual investment. The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments.

Investment in Joint Venture – The Company accounts for joint ventures under the equity method of accounting pursuant to ASC topic 323 “Investments - Equity Method and Joint Ventures” which records the Company’s proportionate share of the joint venture net income or loss as an increase or decrease to the investment in the joint venture, respectively, and recognizing that proportionate share of net income or loss in operations.  The Company’s proportionate losses of the joint ventures are recorded only to the extent of the Company’s investment plus previously recognized profits.

Goodwill - The Company tests goodwill for impairment in accordance with the provisions of Financial Accounting Standards Codification (ASC) section 350, “Goodwill and Other Intangible Assets.” Accordingly, goodwill is tested for impairment at least annually or whenever events or circumstances indicate that goodwill might be impaired.  As of December 31, 2009, no adjustment to the carrying value of goodwill was required.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Fair Value of Financial Instruments –Due to the short-term nature of all financial assets and liabilities, their carrying value approximates their fair value as of the date of the balance sheet, except as described in note 5.

Stock Based Compensation - The Company records stock based compensation in accordance with ASC section 718, “Stock Compensation” and Staff Accounting Bulletin (SAB) No. 107 (SAB 107) issued by the Securities and Exchange Commission (SEC) in March 2005 regarding its interpretation of ASC 718. ASC 718 requires the fair value of all stock-based employee compensation awarded to employees to be recorded as an expense over the related requisite service period. The statement also requires the recognition of compensation expense for the fair value of any unvested stock option awards outstanding at the date of adoption.  The Company values any employee or non-employee stock based compensation at fair value using the Black Scholes Pricing Model.  In adopting ASC 718, the Company used the modified prospective application (“MPA”). MPA requires the Company to account for all new stock based compensation to employees using fair value, and for any portion of awards prior to January 1, 2006 for which the requisite service has not been rendered and the options remain outstanding as of January 1, 2006, the Company should recognize the compensation cost for that portion of the award that the requisite service was rendered on or after January 1, 2006. The fair value for these awards is determined based on the grant-date.  There was no effect to the Company of applying the MPA method.

December 31, 2006 and 2005, there were no grants of stock options to either employees or non-employees.  In the year ended December 31, 2007 the Company recognized stock options issued to a consultant as further described in note 11.  There were no additional grants of stock or stock option in 2008 or 2009.

Income Taxes - The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2007, the Company adopted provisions of ASC 740, Sections 25 through 60, “Accounting for Uncertainty in Income Taxes.  These sections provide detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements. Tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized upon the adoption of ASC 740 and in subsequent periods. Upon the adoption of ASC 740, the Company had no unrecognized tax benefits. During the years ended December 31, 2009 and 2008, no adjustments were recognized for uncertain tax benefits. All years from 2006 through 2009 are still subject to audit.

Net Loss Per Share - Basic loss per common share is based on the weighted-average number of all common shares outstanding. The computation of diluted loss per share does not assume the conversion, exercise or contingent issuance of securities because that would have an anti-dilutive effect on loss per share.

As of December 31, 2009, there were stock options exercisable into 40,000,000 common shares, 162,000,000 series A preferred shares convertible into 162,000,000 common shares, and 31,116,176 series B preferred shares convertible into 1,244,647,040 common shares which may dilute future earnings per share.

Concentration of Credit Risk - The Company maintains its cash accounts in certain financial institutions.  The amounts on deposit with the institutions are insured through the Federal Deposit Insurance Corporation (FDIC) in the amount of $250,000 per entity per institution.  The Company's uninsured balances at December 31, 2009 totaled $303,019.  The Company has not experienced any losses on such accounts.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Concentration of Funding Source – The Company has been funded in the past by a small group of investors, some of which are related or controlled by common or related managers.  There is no assurance that these investors will provide additional funding in the future.

Accounting Standard Codification - In June 2009, FASB approved the FASB Accounting Standards Codification (“the Codification”) as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission (“SEC”), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts the Company’s financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification. Other than changes to authoritative references, there have been no changes to the content of the Company’s financial statements or disclosures as a result of implementing the Codification during the quarter ended September 30, 2009.

As a result of the Company’s implementation of the Codification during the quarter ended September 30, 2009, previous references to new accounting standards and literature are no longer applicable. New references will use the term Accounting Standards Codification (ASC) followed by the relevant ASC section

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company.

In January 2010, the FASB issued Accounting Standard Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. The new disclosures are effective for the Company’s financial statements issued for interim and annual periods beginning January 1, 2010. The Company early applied these disclosures in the accompanying footnotes except for non-financial assets as provided in ASC 820-10-65.

In June 2009, the FASB issued ASU No. 2010-16: Accounting for Transfers of Financial Assets, which is within ASC Topic 860, Transfers and Servicing. This new guidance amends the derecognition guidance in the Codification and eliminates the exemption from consolidation for qualifying special-purpose entities. This new guidance is effective for transfers of financial assets occurring in the Company’s fiscal years beginning January 1, 2010 and in interim periods within that fiscal year. The adoption of this new guidance will not have an impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued ASU No. 2009-17 on the accounting for a variable interest entity (“VIE”), which is within ASC Topic 810. This new guidance amends the consolidation guidance applicable to VIEs to require a qualitative assessment in the determination of the primary beneficiary of the VIE, to require an ongoing reconsideration of the primary beneficiary, to amend the events that trigger a reassessment of whether an entity is a VIE and to change the consideration of kick-out rights in determining if an entity is a VIE. This new guidance provides two transition alternatives: (i) retrospective application with a cumulative-effect adjustment to retained earnings as of the beginning of the first year adjusted; or (ii) application as of the date of adoption with a cumulative-effect adjustment to retained earnings recognized on that date. This new guidance is effective as of the beginning of the Company’s first fiscal year beginning January 1, 2010 and for interim periods within those fiscal years. The adoption of this new guidance will not have a material impact on the Company’s financial position and results of operations.

Recently Adopted Accounting Standards - The following is a summary of recent authoritative pronouncements that were adopted in the attached consolidated financial statements by the Company.

ASC 805, “Business Combinations: In December 2007, ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any resulting goodwill, and any noncontrolling interest in the acquiree. The ASC also provides for disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This ASC is effective, and was implemented by the Company in business combinations completed on or after January 1, 2009, as described under note 3.

ASC 810, “Noncontrolling Interests in Consolidated Financial Statements: ASC 810 establishes accounting and reporting standards for noncontrolling interests (“minority interests”) in subsidiaries. It requires noncontrolling interest in a subsidiary be accounted for as a component of equity separate from the parent’s equity. This ASC is effective, and was implemented by the Company for business combinations completed on or after January 1, 2009, as described under note 3.

ASC 820, “Fair Value Measurements”:  ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. ASC 820 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The statement was implemented for the Company’s fiscal year end December 31, 2008, and interim periods beginning January 1, 2008.

ASC 825, The Fair Value Option for Financial Assets and Financial Liabilities:, The FASB issued ASC 825 which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. ASC 825 was implemented for the Company’s fiscal year end December 31, 2008, and interim periods beginning January 1, 2008.

3. INVESTMENT IN AND ACQUISITION OF PHYHEALTH UNDERWRITERS, GOODWILL AND OTHER ASSETS

On June 2, 2005, the Company entered into a joint venture through a Memo of Understanding, as amended, with Atlas Group, Ltd., dba Atlas Insurance Management (Atlas), to manage a risk retention group named Physhield Insurance Exchange, a Risk Retention Group (Physhield).  The name of the joint venture entity is Phyhealth Underwriters, Inc. (Underwriters) and during 2008 and prior periods the common stock was owned 50% by each the Company and Atlas.

As of December 31, 2008, the Company had a cash investment of $250 plus it paid for certain joint expenses.  Underwriters’ portion of these expenses was treated as a loan receivable since the Company will attempt to receive reimbursement.  However, based on Underwriters’ financial condition and inability to pay the loan back, the Company recorded a 100% allowance of the loan receivable as of December 31, 2008.  The joint expenses included mostly the compensation paid to two officers and the associated expenses of getting the joint venture started.  The expenses were allocated based on the estimated time and expenses expended by the two corporate officers on Underwriters and totaled $2,868, $15,683 and $265,600 for the year ended December 31, 2009 and 2008 and the period beginning February 14, 2005 (inception) to December 31, 2009, respectively (see note 13 – related parties).  Management believes the allocation is reasonable. Underwriters sustained a loss of $12,351, $71,274, and $487,035 in those same time periods, respectively.  Since the Company can only recognize joint venture losses to the extent of its investment plus previously recognized profits, the Company only recognized a total loss on investment in the joint venture of $250 through December 31, 2009, none of which was recognized in 2009 or 2008.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Underwriters’ joint venture losses and the Company’s share of those losses are as follows:

			February 14, 2005
	Year Ended		(inception) to
	December 31,		December 31,
	2009	2008	2009
Joint Venture:
Revenue	$-	$-	$-
Expenses	(12,351)	(71,274)	(487,035)
Net loss	$(12,351)	$(71,274)	$(487,035)

Company's 50% share of loss as limited by its investment	$-	$-	$(250)

The Company’s share of the losses is limited to their initial capital investment of $250.

Underwriters’ condensed balance sheet information at December 31, 2008 was as follows:

2008
Joint Venture:
Current assets	$9,078
Long term assets	-
Total assets	$9,078

Current liabilities	$483,512
Stockholders' deficit	(474,434)
Total liabilities and stockholders'
deficit	$9,078

On February 27, 2009, the Company purchased the following from the other Underwriters equity partner for $590,000:

•	1,062 shares (42.5% ) of Underwriters’ common stock,
•	$600,000 surplus note, and $45,707 of accrued interest (variable rate tied to US Treasury Bills), payable by Physhield upon the approval of the State of Nevada Department of Insurance.
•	$100,000 Underwriters start-up loan and $25,824 of accrued interest, payable by Underwriters.
•	Accrued interest of $104,331 due to 10% guarantee on the $600,000 surplus note owed by Underwriters.

The purchase price was allocated to the assets acquired as follows:

Common Stock of Underwriters	$212
$600,000 surplus note receivable and accrued interest payable by Physhield	359,631
Start-up loan and accrued interest payable by Underwriters	230,157
$590,000

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The purchase of the common stock of Underwriters was recorded in accordance with Accounting Standards Codification (ASC) section 805, Business Combinations. The other assets acquired in this transaction were recorded as purchase of assets with no gain recognition for the value of the assets in excess of the consideration paid. Since the allocated purchase price fell below the face value of the other assets acquired, the $600,000 surplus note receivable was recorded at less than face value since its value has the most uncertainty.  Because Physhield is a Nevada captive insurer, any repayment of the surplus note by Physhield must be approved by the State of Nevada Department of Insurance. The start-up loan and accrued interest payable by Underwriters were eliminated against the receivables in the parent company upon consolidation.  The portion of interest on the surplus note that is due from Physhield is recorded in surplus notes and interest receivable on the balance sheet and was $2,620 from February 27, 2009 to December 31, 2009 (Note 13).

The Company purchased Underwriters in stages, but since Underwriters is in the development stage, the value of the entire corporation is estimated to be its $500 cost of organization.   Therefore, the value of the 42.5% interest purchased by the Company is valued at $212.  The Company had a net book value of $0 on the 1,250 shares of Underwriters stock it had acquired at the inception of Underwriters in 2005.  Its original book value of $250 had previously been written off due to Underwriters’ operating losses recognized under the equity method of accounting for investments. The Company recognized a $250 gain when it re-measured its equity interest in Underwriters immediately before the transaction.  That gain is presented as Other Income in the accompanying statement of operations.  Underwriters has not earned any revenue from operations since its inception and therefore, none has been included in the accompanying statement of operations.

The computation of goodwill recorded on the February 27, 2009 purchase of the 1,062 shares is as follows:

Purchase price allocation - paid for Underwriters common stock		$212
Fair value of the 7.5% minority interest in Underwriters		38
Fair value of stock held by the Company prior to stock purchase		250
Total value of company		500
Cash	$9,044
Due from Physhield, net of $483,221 allowance	-
Accrued interest payable	(130,264)
Loans payable	(365,600)
Liabilities in excess of assets		486,820
Goodwill		$487,320
Goodwill attributed to noncontrolling interest		36,550
Goodwill attributed to the Company		$450,770

The Company had a previous relationship with Underwriters as a 50% partner in a joint venture.  As part of the previous relationship the Company had written off approximately $265,600 of cost reimbursements that Underwriters owed the Company because of the uncertainty of collecting these amounts from Underwriters.   Since all receivables and payables are eliminated in the consolidation process, a $265,600 reversal of bad debt allowance is reflected in the accompanying financial statements.

Pro forma results (unaudited):

If the Company had purchased 92.5% of Underwriters on January 1, 2008 the results of operations would be as follows:

	2009	2008
Revenues	$-	$-
Operating expenses	624,249	1,109,979
Other income (expenses)	14,024	(1,748,022)
Impairment loss on investment	(250,000)
Net loss	(860,225)	(2,858,001)
Net loss - noncontrolling interest	6,952	5,347
Net loss attributable to the Company	$(853,273)	$(2,852,654)

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

4. CONVERTIBLE NOTE RECEIVABLE AND INVESTMENTS IN SECURITIES, AS RESTATED

Investments made by the Company during 2009 were made in debt and equity securities of companies.   The investments at December 31, 2009 are as follows:

Convertible note receivable:

Purchase of Convertible Note from AccessKey IP, Inc. (AccessKey) – On January 28, 2009 the Company paid $640,000 to AccessKey in exchange for a partially convertible note and warrants to purchase 20 million shares of AccessKey’s common stock at $0.005 per share through December 31, 2013.  The convertible note called for an interest rate of 10% with payments of $150,000 plus interest due on April 15, 2009, June 15, 2009, and September 15, 2009 with the balance due on January 28, 2010.   The note allows the Company to convert $300,000 of the note to AccessKey common stock based on a conversion price of 50% of the lesser of $0.0125 per share or the common stock’s bid prices measured as defined in the agreement.  The $640,000 purchase price was allocated between the convertible note receivable and the warrants based on their relative fair values.  The convertible note and the warrants received $568,889 and $71,111 of the allocated purchase price, respectively.  A $71,111 discount on the note receivable was also recorded to be amortized to interest income over the one year term of the note.

AccessKey subsequently defaulted on the first two note payments. Due to the default, the receivable and all its interest were immediately called due, and the remaining note receivable discount was amortized into interest income.  The Company also re-evaluated the collectibility of note, and because of the 50% conversion discount on the $300,000 convertible portion of the note, the Company’s risk of loss is substantially mitigated such that the note can always be converted into a minimum of $600,000 worth of AccessKey common stock.  Therefore, management established a $40,000 reserve as of June 30, 2009 for the portion of the investment at risk to loss.   If AccessKey does not make any payments in 2010, management expects to convert the convertible portion of the note and sell shares in 2010 and has reflected the estimated $148,571 of proceeds from that sale as current assets and the remaining $451,429 as non-current assets.

The note was renegotiated on July 31, 2009 to eliminate the partial payments, and to allow all the principle and interest to be paid on the original maturity date of January 28, 2010.  In consideration of the note modification, AccessKey issued 15 million shares of its common stock to Phyhealth and increased the warrants from 20 to 25 million shares of common stock at an exercise price of $0.005 per share through December 31, 2014.  The 15 million common shares and the warrants to purchase the additional 5 million common shares were recorded at their estimated fair value as described below.  The agreement further provided that if AccessKey defaulted on the revised payment schedule the warrant to purchase common shares would triple to 75 million shares with a total exercise price of $100 for all shares.

The 15 million shares of AccessKey common stock were recorded as marketable equity securities (since the restriction lapses in less than one year) and as loan extension fee income of $94,500, based on the July 31, 2009 market price discounted by 55% due to the length of the restriction before the company could sell the stock, the high volatility, and the associated holding risk associated with the stock. The volatility of this stock is 253% as of December 31, 2009.

The 5 million warrants were recorded as non-marketable securities and loan extension fee income of $31,500, based on the market price also being discounted by 55% due to the restriction on the shares underlying the warrants.  Management used the Black-Scholes model for valuing the warrants and assumed a risk-free rate of 2.5%, a volatility rate of 253%, expected maturity of 5.4 years, and expected dividend of 0%.

AccessKey then also defaulted on the January 28, 2010 payment.  Consequently, the Company is now entitled to warrants to purchase 75 million shares of AccessKey common stock for a total exercise price of $100. The 50 million additional warrants received due to this default were recorded as non-marketable securities and loan extension fee income of 45,000, based on the market price also being discounted by 55% due to the restriction on the shares underlying the warrants.  Management used the Black-Scholes model for valuing the warrants and assumed a risk-free rate of 2.4%, a volatility rate of 251%, expected maturity of 4.9 years, and expected dividend of 0%.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

In addition, the $300,000 portion of the note receivable that is subject to conversion into AccessKey’s common stock was evaluated to see if it met the definition of a derivative asset as described by Statement of Financial Accounting Standards Codification (ASC) section 815 “Derivative and Hedging.”  It was determined that the note did not meet the definition of a derivative because there was no provision for net settlement and because it was determine that the shares were not easily convertible to cash due to the selling restriction of more than 31 days on the stock.

Marketable Equity Securities:

AccessKey Common Stock– As described above, the Company recorded 15 million shares of AccessKey common stock on July 31, 2009 for $94,500.  The unrealized loss on these shares between July 31, 2009 and December 31, 2009 of $74,925 has been included in other comprehensive gain as of and for the year ended December 31, 2009 resulting in a fair value of $19,575 at December 31, 2009, based on the quoted market price of the shares less an appropriate marketable discount of 55% due to the selling restrictions.

Purchase of ZST Digital Networks, Inc. Convertible Preferred Stock – On April 30, 2009, the Company paid $500,000 for 312,500 shares of convertible preferred stock in ZST Digital Networks, Inc. (ZST Digital), a Chinese supplier of optical and digital network equipment, listed as ZSTN on NASDAQ.  Each share of preferred stock is convertible into one share of common stock.  On October 6, 2009 ZST Digital affected a 1-for-2.4615 stock split that left the Company with 126,954 series A preferred shares.  These preferred shares were also registered effective October 20, 2009 and converted to common shares on November 30, 2009 on a one-to-one basis. However, the Company was subjected to a lock-up agreement to April 20, 2010 so these securities have been discounted at a rate of 40% due to these selling restrictions and corresponding risk of holding these shares, resulting in a fair value of $667,270 at December 31, 2009.

Purchase of Bio-Matrix Scientific Group, Inc. (Bio-Matrix) Stock – On January 12, 2009, the Company paid $105,000 for 1,150,000 common shares and 25,000 of non-convertible preferred shares of Bio-Matrix Scientific Group (Bio-Matrix).  Bio-Matrix is an OTCBB company listed as BMSN.  This investment is classified as available for sale by management and presented as short-term because the shares are expected to be sold in 2010.   There is a possibility that the Company could receive an additional 150,000 shares of Bio-Matrix common stock that Bio-Matrix issued to another entity under the original purchase agreement as compensation for a business transaction that never materialized.  Since that transaction never materialized, the Company believes that they should receive the shares of Bio-Matrix common stock issued to that entity.  However, those shares have not been recognized in these financial statements nor included in the fair value disclosure herein, because it is not reasonably assured that they will receive those shares.

Based on the December 31, 2010 OTCBB market price of the stock currently held by the Company, an unrealized loss of $45,200 is included as comprehensive gain(loss) in the consolidated statements of operations and comprehensive gain(loss).

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Non-Marketable Securities:

AccessKey warrants – As described above, the Company recorded warrants to purchase 25 million shares of AccessKey common stock.  These warrants are considered non-marketable and accounted for at cost less any impairment since there is no readily determinable market value.  These warrants were recorded at the $102,611 fair value at the time of the transactions and were subsequently evaluated for other than temporary impairment.  At December 31, 2009, management recorded an impairment loss of $70,111 on these warrants leaving a balance of $32,500 on the consolidated balance sheet as non-marketable securities.  The warrants were valued at year-end using the Black-Scholes model as more fully described above.

Common stock -  MLH Investments, Inc (MLH)– On May 15, 2009 the Company made a cash investment of  $250,000 to MLH under a 10% Secured Promissory Note which was originally due June 15, 2009,  secured by a Medallion Certificate of 100,000 shares in Wound Management Technologies, Inc. (WNDM) an OTCBB company listed as WNDM, and personally guaranteed by the Chairman of MLH Investments and WNDM, Repayment of the Note was extended by two amendments, the first to June 30, 2009 and the second to July 17, 2009.  The Note was subsequently paid in full in August 2009.  Part of the consideration received for making and extending repayment of this investment was 100,000 restricted common shares of WNDM common stock.  In addition, the Note as amended included a Put Option requiring MLH to purchase 75,000 shares of the WNDM stock at $3.00 per share upon notice by the Company between September 15, 2009 and October 15, 2009.  However, MLH and WNDM have refused to honor the terms of the Note, as amended and have not issued the 100,000 shares of WNDM common stock to the Company and have not paid the $225,000 due upon the Company’s exercise of the Put Option. The Company believes the terms of the Note as amended are legally enforceable and has issued a final demand letter to MLH Investments, its Chairman, WNDM and other parties.  However, the Company has not recorded the stock in these financial statements since a positive outcome to this dispute cannot be reasonably assured.

Note Receivable and warrants from Bottled Water Media (BWM) - On July 29, 2009, the Company made an investment of $250,000 in BWM in the form of a secured original issue discount promissory note with a face value of $287,500, including interest, with a maturity date of December 29, 2009, collateralized by the intellectual property of BWM and the Chief Executive Officer’s personal guarantee. Part of the compensation to the Company includes warrants to purchase 7% of the BWM’s common stock and 7% of the BWM’s preferred stock for $200,000, which expires on December 29, 2010.  Since BWM is a privately held development stage company with no revenues or sales contracts and no indicators of common stock value, the warrant received was valued at zero for accounting purposes and no interest or loan fee income was recognized.  Since the warrants are accounted for at cost for this non-marketable security, there is no change in recorded value as of December 31, 2009. BWM has the right to repurchase 50% of the Warrants from the Company for $500,000.  The Company is also entitled to future advertising through BWM at BWM’s cost for a period of 24 months not to exceed $250,000 or 25% of BWM’s annual revenues.

The Company defaulted on the December 29, 2009 payment.  Consequently, the default interest rate of 27% started to accrue, the warrant to purchase 7% of BWM’s common stock and preferred stock increased to 20% and the exercise price was reduced to $100.  BWM is in the process of raising funds that, if successful, all or a portion of the funds raised will be used to pay this debt.    While the Company’s management remains hopeful that they will be repaid their investment and earnings from this note receivable, due to the uncertainty of BWM’s ability to raise funds and BWM’s lack of established operations, the Company has established a reserve for 100% of the investment in BWM.

5.  FAIR VALUE MEASUREMENTS

Marketable Equity Securities:

As of December 31, 2009 the Company’s investments in marketable equity securities are based on the December 31, 2009 stock price as reflected on the OTCBB stock exchange, reduced by a discount factor if those shares have selling restrictions.  These marketable equity securities are summarized as follows:

	Equity Securities Cost	Aggregate Unrealized Gains (Losses)	Equity Securities Aggregated Fair Value
Marketable Equity Securities-Available for Sale:
AccessKey	$94,500	$(74,925)	$19,575
Bio-Matrix Scientific Group, Inc.	105,000	(45,200)	59,800
ZST Digital Networks, Inc.	500,000	167,270	667,270
Total marketable equity securities- available for sale.	$699,500	$47,145	$746,645

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The unrealized gains (losses) are presented in comprehensive income (losses) in the consolidated statement of operations and comprehensive income (loss).

	Fair Value Measurements Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable Equity Securities	$59,800	$-	$686,845

Non-Marketable Securities:

The December 31, 2009 fair value of the non-marketable securities based on the Black-Scholes model is summarized as follows:

	Equity Securities Cost	Aggregate Unrealized Gains (Losses)	Equity Securities Aggregated Fair Value

AccessKey warrants	$102,611	$70,111	$32,500

	Fair Value Measurements Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Non-Marketable Securities	$-	$-	$32,500

6. FURNITURE AND EQUIPMENT

Furniture at December 31, 2009 and 2008 consists of the following:

	2009	2008

Furniture	$6,108	$6,108
Equipment	5,711	5,711
Total Furniture and equipment	11,819	11,819
Accumulated depreciation	(5,349)	(3,066)
Furniture and equipment, net of
accumulated depreiciation	$6,470	$8,753

Depreciation expense for the year ended December 31, 2009 and 2008 and the period February 14, 2005 through December 31, 2009 was $2,283, $1,920 and $5,349, respectively.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

7. WEBSITE COSTS

Website costs at December 31, 2009 and 2008 consist of the following:

	2009	2008

Website costs	$20,903	$18,000
Accumulated amortization	(13,883)	(9,900)
Website costs, net of accumulated amortization	$7,020	$8,100

Amortization expense for the year ended December 31, 2009 and 2008 and the period February 14, 2005 through December 31, 2009 was $3,983, $3,600 and $13,884, respectively.

8. NOTE PAYABLE – RELATED PARTIES

During November and December 2008, the Company borrowed $71,035 from an investor who owns series B preferred stock.  This note required interest to be paid based on a formula that was tied to the Company’s stock price.  However, the Company and the investor decided to settle all principal and interest obligations under this agreement for $100,000, which was paid by the Company on January 2, 2009.  The $28,965 difference between the principal balance and the settlement amount was treated as interest expense in 2008.

During 2007 the Company entered into transactions with four entities that had a significant ownership interest in the Company during the year.  These entities all had common stock ownership in the Company until December 27, 2007 when they sold 100% of the common shares they owned in exchange for notes payable described below.  All of these notes payable were subsequently converted in 2008 to the Company’s series B convertible preferred stock as described in Note 10.

Stock Repurchase Notes – On December 27, 2007 the Company purchased back 92,734,000 shares of its own common stock from four investors in exchange for notes totaling $1,031,177, each note maturing on December 27, 2009.   The interest, which was to be paid at maturity and was based on a formula tied to the Company’s stock price.  On August 11, 2008 this note was paid in full along with $556,406 of accrued interest through the issuance by the Company of series B convertible preferred as described in note 10.

Operating Note –The Company received $434,888 in 2007 and $165,112 in 2008 in the form of cash and expenses paid on behalf of the Company from a previous common stock shareholder in exchange for a $600,000 note payable.  The interest, which was to be paid at maturity and was based on a formula tied to the Company’s stock price.  On August 11, 2008 this note was paid in full along with $600,000 of accrued interest through the issuance by the Company of series B convertible preferred shares as described in Note 10.

HMO related notes payable converted to preferred stock:
In February 2008, the Company borrowed $2.5 million from a previous common stock shareholder for the minimum surplus required to start an HMO and $1.5 million to be used to develop the HMO.  The funds were received on February 5, 2008, and ultimately deposited into a Plancorp account as a capital contribution received from Florida Physicians, the immediate parent and manager of the HMO.  This note has an interest rate of 6% with interest only payments made quarterly and the principal due in 2012 through 2013 unless certain milestones are not met, which would cause the loans to be immediately callable.  The Company has the option of paying the interest in cash or the Company’s common stock.  On August 11, 2008 this note was paid in full along with $580,300 of accrued and additional agreed upon interest through the issuance by the Company of series B convertible preferred as described in note 10.

 Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

9.  COMMITMENTS

Employment Contracts

On July 1, 2007, the Company executed two management agreements, one with its President/Chief Executive Officer/Chairman of the Board (CEO), the other with its Vice President, Chief Operating Officer and Corporate Director (COO).  Both agreements are effective upon signing and expire on December 31, 2012.  The contracts are automatically renewed through December 31, 2018. The contracts provide:

•
A base salary to the CEO of $150,000 with escalation clause up to $500,000 when certain revenue, equity and profit milestones are met.  A base salary to the COO of $120,000 with escalation clause up to $400,000 when certain revenue, equity and profit milestones are met.

•	Stock options for 20 million shares to each the CEO and COO with a 10 year term, strike price of $0.003 per share (see note 11).
•	The CEO and COO are entitled to receive a proportional number of common shares and options in any transactions where there is a corporate or operational spin-off from the Company.
•
The CEO is to receive bonuses equal to (i) one 0.25% of annual Gross Revenues plus (ii) 0.25% of the annual growth in Gross Revenues; plus 5.0% of Income before Interest, Taxes, Depreciation and Amortization.   The COO is to receive bonuses equal to (i) one 0.20% of annual Gross Revenues plus (ii) 0.20% of the annual growth in Gross Revenues; plus 3.75% of Income before Interest, Taxes, Depreciation and Amortization.

•	Once certain revenue or equity goals are met the executives will be provided life and disability insurance.
•	There is a non-compete clause in both contracts that states that neither executive can compete against the Company during the term of the agreement and for one year after termination.

10. TEMPORARY EQUITY

In August 2008, the company designated 38 million shares of its 200 million shares of authorized preferred stock as series B convertible preferred stock.  The series B preferred shares provide no voting rights and are non-interest bearing, but the holders can elect to convert each share of the series B convertible preferred stock into 40 shares of the Company’s common stock.   The holders of the series B convertible preferred shares have liquidating preferences over the series A convertible preferred and common stock shareholders equivalent to $7,467,883 plus any accrued but unpaid dividends.  No series A or common stock holder can receive any dividends unless the series B convertible preferred holders also receive equivalent dividends as if they had already converted to common stock.

On August 11, 2008 and September 11, 2008, the Company issued a total of 18,419,707 shares of series B preferred stock for $7,367,883 of existing debt and accrued interest.

Also on August 11, 2008, the Company issued an additional 250,000 shares of series B preferred stock in exchange for a commitment to fund $100,000 of operating expenses.  This commitment was completely funded in 2008 and is included in temporary equity.

Since the Company does not have sufficient authorized shares to cover the common stock that would need to be issued if the series B preferred stock shareholders decide to convert, these shares have been recorded as temporary equity until such time as sufficient shares have been authorized.

On September 30, 2008, in recognition of the decline in the market value of the Company’s common stock and its impact on the value of the series B preferred shares that were issued in the months of August and September to the investors that continue to fund the Company, the company entered into an agreement with the series B convertible preferred shareholders.   Under the agreement the Company issued an additional 12,446,469 shares of series B convertible preferred stock to those same series B shareholders for a total of 31,116,176 shares.  This issuance of additional shares has been treated as a stock dividend, and since the series B convertible preferred shares were recorded as temporary equity, the issuance of the additional series B convertible preferred shares had no impact on the accompanying consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

11. STOCKHOLDERS’ EQUITY

Authorized Common Stock - On March 27, 2007, the Company filed with the state of Nevada to increase the authorized common shares from 400,000,000 to 425,000,000 at a par value of $0.001 per share.

Authorized Preferred Stock – On September 27, 2006, the Company filed with the state of Nevada to authorize 200,000,000 shares of preferred stock with a par value of $0.001 per share. In August 2008, the Company further designated these preferred shares into 162,000,000 series A preferred shares and 38,000,000 series B preferred shares.

The series A convertible preferred shares have the same dividends and voting rights as common stock shares and are convertible to common stock on a one-for-one basis. There are no other rights, dividends or interest at a stated interest rate of the series A preferred shares.  Upon liquidation, they would receive liquidating preferences over common shareholders.

The series B convertible preferred shares provide no voting rights and are non-interest bearing, but the holders can elect to convert each share of the series B convertible preferred stock into 40 shares of the Company’s common stock.   The holders of the series B convertible preferred shares have liquidating preferences over the series A convertible preferred and common stock shareholders equivalent to $7,467,881 plus any accrued but unpaid dividends.  No series A convertible preferred or common stock holder can receive any dividends unless the series B convertible preferred stockholders also receive equivalent dividends as if they had already converted to common stock.

Common Stock - In 2005 Phyhealth Old issued 71,967,558 common shares and 149,724,462 preferred shares to founders as part of an initial capitalization and 132,442 common shares and 275,538 preferred shares to three Board Members that joined the Board subsequent to the initial founding of Phyhealth Old.  The value of these shares was deemed to be minimal (i.e.- corporate set-up costs) because no significant business had been conducted at the time of the original capitalization or as of the subsequent members joining the Board and there was no other indicators of value at that time based on stock price or value of services.  Consequently, the common shares were recorded at a nominal value per share, resulting in an $81,658 charge in 2005, which included $40,833 of officers’ compensation expense and $40,825 of consulting expense.

In May 2006, pursuant to the recapitalization (see Note 1) the Company was deemed to have issued 12,000,000 preferred shares and 158,886,528 common shares to shareholders of the public shell, Tiger.

On July 21, 2006, the Company issued 22,800,000 shares to an investor relations company for services to be earned over the contract term.  Subsequently, the contract was terminated and 5,078,800 shares were returned before December 31, 2007.  The remaining 12,630,241 and 5,090,959 shares have been recorded in the accompanying consolidated financial statements in years ended December 31, 2007 and 2006, respectively.  The charge to operations for the shares earned totaled $72,618 and $97,296 in 2007 and 2006, respectively, based on the average stock price from the date of the transaction through the end of the year.

Preferred Stock - In addition to the shares of preferred stock issued to founders and board members (see common stock above) in 2005, 12,000,000 shares of preferred stock were deemed to be issued to the existing pre-recapitalization shareholders of Tiger on May 9, 2006, the date of the recapitalization.

Treasury Stock – Due to the low price of the Company’s stock at the end of 2008, the Company started a common stock buyback program in which they purchased 129,259 shares of the Company’s common stock during 2008 for $760 and 18,959 shares for $231 in 2009, for a total 148,218 for $991 as of December 31, 2009.  These shares were recorded at the Company’s acquisition cost and are presented as treasury stock.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Contributed Capital - On April 1, 2005, two officers and shareholders (Officers) of the Company and a related investor entered into an agreement whereby the Officers agreed to devote substantial energies, contacts and efforts to build the Company and the shareholder agreed to fund the monthly expenses of the Company up to $165,000 in order to build value in the Company and their respective stockholdings.  The related investor subsequently made additional investments without additional stock compensation.  During the years ended 2007 and 2006 and for the period February 14, 2005 (inception) through December 31, 2005 the shareholder contributed $90,000, $288,648 and $158,671, respectively, for a total of $537,319.  No additional shares have been issued or are expected to be issued as compensation for the funds received during this time period.  These amounts have recorded as additional paid in capital in the accompanying consolidated financial statements.

Common Stock Repurchase Agreements – Effective December 27, 2007, the Company purchased 92,734,000 shares of its own common stock from four investors for a total of $1,031,177 in order to secure the future fundings.  The Company signed four notes that total this amount each maturing on December 27, 2009.   The interest, which is paid at maturity, is based on a formula tied to the Company’s stock price.

In 2008, during the common share retirement process required under this agreement, it was determined that there were 99,997 less shares held by the investors than originally estimated.  The parties to the agreement decided that the price per share would be adjusted and that the total transfer price of the debt and the shares would not be altered.  This adjustment is reflected as a 2008 transaction in the consolidated statement of equity (deficit).

In August of 2008, these four notes, plus accrued interest, for a total of $1,587,581 were exchanged for 3,968,953 series B convertible preferred shares as described in Note 10.

Employee Stock Options – Effective January 10, 2008, the Company issued stock options for 20 million shares to each the CEO and COO with a 10 year term and strike price of $0.003 per share.  Of the total stock options for 40 million shares, 30 million are vested when the contract was signed and the remaining 10 million shares vested on January 1, 2009.  The options have piggyback registration rights. Stock option expense of $75,000 was recorded on the 30 million options that were vested on January 10, 2008 when the management agreement was signed. The compensation expense of the remaining 10 million options, totaling $25,000, was recognized prorata from January 10, 2008 through January 10, 2009.  Total stock option expense for the year ended December 31, 2009 and 2008 was $617 and $99,383, respectively.  The stock option expense was computed based on the Black-Scholes valuation model based on a historical volatility factor of 306%, Risk-Free interest rate of 3.91%, expected maturity of 5 years (using the simplified method) and expected dividends of $0.  While the Company believes these estimates are reasonable, the compensation expense recorded would increase if the expected life was increased, a higher expected volatility was used, or if the expected dividend yield increased.

The weighted-average grant-date fair value of the options granted to employees during the year-ended 2008 (the only year granted) was $0.0025 per share.

A summary of employee options for the year ended December 31, 2009 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	No. of	Exercise	Contractual	Intrinsic
Employee Options	Options	Price	Term	Value

Options Outstanding, December 31, 2008	40,000,000	$0.003	9.0	-
Granted	-	-		-
Exercised	-	-		-
Forfeited	-	-		-
Expired	-	-		-
Options Outstanding, December 31, 2009	40,000,000	$0.003	8.0	-
Exercisable, December 31, 2009	40,000,000	$0.003	8.0	-

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

A summary of employee options for the year ended December 31, 2008 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	No. of	Exercise	Contractual	Intrinsic
Employee Options	Options	Price	Term	Value

Options Outstanding, December 31, 2007	-	-	-	-
Granted	40,000,000	$0.003	10.0	-
Exercised	-	-		-
Forfeited	-	-		-
Expired	-	-		-
Options Outstanding, December 31, 2008	40,000,000	$0.003	9.0	-
Exercisable, December 31, 2008	40,000,000	$0.003	9.0	-

A summary of employee options for the period February 14, 2005 (inception) to December 31, 2009 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	No. of	Exercise	Contractual	Intrinsic
Employee Options	Options	Price	Term	Value

Options Outstanding, February 14, 2005 (inception)	-	-	-	-
Granted	40,000,000	$0.003	10.0	-
Exercised	-	-		-
Forfeited	-	-		-
Expired	-	-		-
Options Outstanding, December 31, 2009	40,000,000	$0.003	8.0	-
Exercisable, December 31, 2009	40,000,000	$0.003	8.0	-

Consultant Stock Options – Effective December 20, 2007 the Company issued stock options to a consultant that expire on the earlier of ten years or one year from the termination of the contract with the consultant.  Once vested these options provide the consultant the right to purchase up to 5 million shares of common stock at an exercise price of $0.002 per shares.  Of the total options issued, 1 million were vested and $2,000 expense recognized on December 20, 2007, 2 million will vest when an HMO certificate of Authority is issued by the state of Florida and the final 2 million will vest when certification is received from The Centers for Medicare and Medicaid Services as a Medicare Advantage Plan.  Since the final 4 million options are contingent on future events only the expense for the first one million options were recognized in the accompanying consolidated financial statements.    The contract with this consultant was terminated on July 1, 2008.  Accordingly, the first million options expired under the stock option agreement when it was not exercised by July 1, 2009 and the final 4 million options did not vest because the conditions in the agreement were not met.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The $0.002 per option or total $10,000 fair value of the 1 million options was estimated using the Black-Scholes valuation model.  The Company assumptions used in the valuation process were as follows:

2007
Volatility (based on historical data)	299%
Risk-Free Interest Rate	3.25%
Expected maturity	10 Years
Expected dividends	0%

The weighted-average grant-date fair value of the options granted to employees during the year-ended 2007 (the only year granted) was $0.002 per share.

A summary of consultant options for the year ended December 31, 2009 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	No. of	Exercise	Contractual	Intrinsic
Consultant Options	Options	Price	Term	Value

Options Outstanding, December 31, 2008	5,000,000	$0.002	9.0	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(5,000,000)	$0.002	8.0	-
Options Outstanding, December 31, 2009	-	-	-	-
Exercisable, December 31, 2009	-	-	-	-

A summary of consultant options for the year ended December 31, 2008 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	No. of	Exercise	Contractual	Intrinsic
Consultant Options	Options	Price	Term	Value

Options Outstanding, December 31, 2007	5,000,000	$0.002	10.0	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Options Outstanding, December 31, 2008	5,000,000	$0.002	9.0	-
Exercisable, December 31, 2008	1,000,000	$0.002	9.0	-

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

A summary of consultant options for the period February 14, 2005 (inception) to December 31, 2009 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	No. of	Exercise	Contractual	Intrinsic
Consultant Options	Options	Price	Term	Value

Options Outstanding, February 14, 2005 (inception)	-	-	-	-
Granted	5,000,000	$0.002	10.0	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(5,000,000)	$0.002	-	-
Options Outstanding, December 31, 2009	-	-	-	-
Exercisable, December 31, 2009	-	-	-	-

12.  INCOME TAXES

There was no income tax expense for the years ended December 31, 2009, 2008 and for the period February 14, 2005(inception) through December 31, 2009, due to the Company's net losses.

The blended Federal and State tax rate of 39.5% applies to loss before taxes. The Company's tax expense differs from the “expected” tax expense for Federal income tax purposes for the years ended December 31, 2009, 2008 and for the period February 14, 2005 (inception) through December 31, 2009, (computed by applying the blended United States Federal and State Corporate tax rate of 39.5% to loss before taxes), as follows:

			February 14, 2005
	Years ended December 31,		(Inception) to
	2009	2008	December 31, 2009

Computed “expected” tax benefit	$(198,132)	$(1,122,537)	$(1,790,291)
Stock issued for services	-	-	67,116
Meals	611	717	2,101
Change in deferred tax asset valuation allowance	197,521	1,121,820	1,721,074
Deferred tax asset	$-	$-	$-

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

Deferred tax assets:	2009	2008

Net operating loss carryforward	$832,442	$693,630
Accounts receivable allowance	24,703	103,780
Loss from joint venture	-	99
Impairment loss on investment	126,444
Stock issued for interest	697,439	685,998
Stock option expense	40,046	40,046
Less valuation allowance	(1,721,074)	(1,523,553)
Net deferred tax assets	$-	$-

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The valuation allowance at December 31, 2009 and 2008 was $1,721,074 and $1,523,553, respectively. The increase in the valuation allowance in 2009 and 2008 was $197,521 and $1,121,820, respectively.  The Company has a net operating loss carryforward of approximately $2,107,448 available to offset future U.S. net income over 20 years through 2028.

The utilization of the net operating loss carryforwards is dependent upon the ability of the Company to generate sufficient taxable income during the carryforward period. In addition, utilization of these NOL carryforwards may be limited due to ownership changes as defined in the Internal Revenue Code.

13. RELATED PARTIES

The management of the Company devoted significant time and resources to establish a 50% owned joint venture, Underwriters, and a risk retention group, Physhield.  As described in Note 3, on February 27, 2009 the Company purchased another 42.5% of Underwriter’s common stock from the other joint venture partner which gave the Company 92.5% interest in Underwriters, making it a consolidated subsidiary.  Prior to this Underwriter stock purchase, the expenses associated with the development of these two entities incurred by the Company and allocated to Underwriters totaled $2,868, $15,683 and $265,600 for the year ended December 31, 2009 and 2008 and the period beginning February 14, 2005 (inception) to December 31, 2009, respectively.  The Company recorded these expenses as a receivable and reserved 100% of the receivable as an allowance for bad debts due to the uncertainty of collecting the amounts due.  At the date of the stock purchase this allowance was reversed since no uncertainty remained since both entities are consolidated in the accompanying financial statements.

Subsequent to the February 27, 2009 stock purchase all such costs are included in the statement of operation and the corresponding receivables and payables between the Underwriters and Phyhealth for these cost allocations are eliminated upon consolidation.

Underwriters is the attorney in fact for Physhield (see Note 1) and the Parent company has purchased the surplus note from the other Underwriters equity partner as more fully described in Note 3.  Physhield also owes the Company $184,892 of accrued interest, $87,358 for a start-up loan and $288,137 of shared expenses as described in the preceding paragraphs, for a total of $560,387.  The collectability of these amounts are dependent on Physhield’s ability to pay this debt assuming Physhield can underwrite and enroll an appropriate number of physician subscribers and assuming the reimbursement of all or part of these expenses would be approved by the Physhield Subscriber Advisory Committee that will be reconstituted to include physician subscribers.  Due to the uncertainty of this occurring, the Company has reserved 100% of these receivables.  The Company is also owed $362,251 evidenced by a surplus note and accrued interest receivable from Physhield as disclosed in Note 3.  These amounts are considered collectible since Physhield has liquid assets in excess of the amount owed and since there are currently no liabilities or other liens that would have to be satisfied by the Physhield assets.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

14.  SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

The Company’s supplemental non-cash investing and financing activities are summarized as follows:

			February 14, 2005
	Year Ended		(inception) to
	December 31,		December 31,
	2009	2008	2009
Repurchase company stock with note	$-	$-	$1,031,177
Payment of debt with issuance of series B preferred stock	$-	$7,367,883	$7,367,883
Discount on note payable	$-	$50,959	$50,959
Settlement of escrow to acquire investment	$500,000	$-	$500,000
Unrealized gain on investments	$47,145	$-	$47,145

Acquisition of Underwriters:
Underwriter liabilities assumed	$495,863	-	$495,863
Gain on Underwriters' stock previously held	250	-	250
Noncontrolling interest	38	-	38
Goodwill recognized	(487,320)	-	(487,320)
Purchase of Underwriters' stock, net of cash received	$8,831	-	$8,831

15.  SUBSEQUENT EVENTS

Management evaluated all activity of the Company through the issue date of the Company’s consolidated financial statements and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements.

16.  RESTATEMENT

The Company restated how they accounted for the convertible note receivable from AccessKey and stock investment in ZST Digital as more fully described in Notes 4 and 5.

Previously, the Company recorded the initial investment as the AccessKey convertible note receivable, but did not recognize the warrants or the shares that accompanied the loan agreements and subsequent modifications of those agreements.  These statements have been restated to record those instruments in accordance with ASC 505-50, Equity-Based Payments to non-Employee, which has triggered the need for subsequent adjustments relating to the valuation of those shares and warrants.  The adjustments to the financial statements included the following:

•
Allocation of the $640,000 purchase price between the convertible note receivable and the accompanying warrants to purchase 20 million shares of common stock.  The purchase price was allocated $568,889 and $71,111, respectively.

•	Record, and subsequently amortize to income, a $71,111 of convertible note discount.
•
Recognition of $126,000 loan extension fee income from the receipt of 15 million shares and an additional 5 million warrants as a result of the July 31, 2009 modification to the convertible note receivable.

•
Recognition of a $70,111 impairment loss on the 25 million warrants in the consolidated statement of operations and a $74,925 unrealized loss on the 15 million common shares in the consolidated statement of other comprehensive loss.

•	A reserve on the convertible note receivable of $40,000.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The convertible note receivable has also been shown as separately from other non-marketable securities for clarity of presentation.

Additionally, the Company has reclassified the ZST Digital investment from non-marketable to marketable equity securities because, while the investment is subject to a lock-up agreement, that lock-up agreement expires on April 20, 2010, or prior to one year from the balance sheet date.  Due to the reclassification, the Company has recorded an unrealized gain of $167,270 on the increase in the market value as of December 31, 2009 in the consolidated statement of comprehensive loss.

As a result of the restatements the income tax provision has changed; however, there is no net effect on the financial position or results of operations (see Note 12)

The impact of these restatements on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheet
December 31, 2009

	As Previously Reported	As Restated
Cash and certificates of deposit	$622,966	$622,966
Current portion of convertible note receivable	-	148,571
Marketable equity securities	59,800	746,645
Non-marketable securities	688,571	32,500
Other current assets	5,500	5,500
Total current assets	$1,376,837	$1,556,182
Long-term assets	1,317,023	1,317,023
Total assets	$2,693,860	$2,873,205

Total liabilities	$37,725	$37,725
Temporary Equity	7,467,883	7,467,883

Stock and paid in capital, net of treasury stock	417,083	417,083
Deficit accumulated during the development stage	(5,177,643)	(5,090,643)
Accumulated other comprehensive gain - unrealized gain (loss) on investments	(45,200)	47,145
Total Physicians Healthcare Management Group stockholder deficit	(4,805,760)	(4,626,415)
Noncontrolling interest	(5,988)	(5,988)
Total deficit	(4,811,748)	(4,632,403)
Total liabilities and deficit	$2,693,860	$2,873,205

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Consolidated Statement of Operations	Year ended December 31, 2009			February 14, 2005 (Inception) to December 31, 2009
	As Previously Reported		As Restated	As Previously Reported	As Restated

Operating expenses, excluding bad debt expense		$598,844	$598,844	$2,618,624	$2,618,624
Bad debt expense (recovery)		(240,195)	(200,195)	22,537	62,537
Total operating expenses and loss from operations		358,649	398,649	2,641,161	2,681,161

Impairment loss on investment		(250,000)	(320,111)	(250,000)	(320,111)
Interest income		13,774	84,885	31,421	102,532
Loan extension fee		0	126,000	0	126,000
Other		250	250	(1,765,419)	(1,765,669)
Net loss		(594,625)	(507,625)	(4,625,409)	(4,538,409)
Net loss per share	$	(0.00)	$(0.00)	$(0.03)	$(0.03)

Statement of Comprehensive Loss	Year ended December 31, 2009		February 14, 2005 (Inception) to December 31, 2009
	As Previously Reported	As Restated	As Previously Reported	As Restated

Net loss	(594,625)	(507,625)	(4,625,409)	(4,538,409)
Unrealized investment holding loss for the period	(45,200)	47,145	(45,200)	47,145
Comprehensive loss	(639,825)	(460,480)	(4,670,609)	(4,491,264)